As filed with the Securities and Exchange Commission on October 19, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-10

Registration Statement

under

the Securities Act of 1933

AuRico Gold Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

320 Bay Street, Suite 1520

Toronto, Ontario M5H 4A6

Canada

(647) 260-8880

(Address and telephone number of Registrant’s principal executive offices)

DL Services, Inc.

701 Fifth Avenue, Suite 6100

Seattle, WA 98101

(206) 903-8800

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Jason K. Zachary Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	John S.M. Turner Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 Bay Adelaide Centre, Box 20 Toronto, Ontario, Canada M5H 2T6 (416) 366-8381

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☒	At some future date (check the appropriate box below).

	1.	☒	Pursuant to Rule 467(b) on October 26, 2011 at 5:00 p.m., New York City time.

	2.	☐	Pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than seven calendar days after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).

	3.	☐	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposal Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Shares, no par value(1)	15,200,884 common shares	$10.09	$153,376,920	$17,577

(1)	Represents the maximum number of common shares (the “Common Shares”) in the share capital of AuRico Gold Inc. (“AuRico”) issuable upon conversion of the currently outstanding 3.50% Convertible Senior Notes due 2016 (“Northgate Notes”) of Northgate Minerals Corporation (“Northgate”), which may be issued to the holders of the Northgate Notes after the closing of the arrangement between the Registrant and Northgate (see “Plan of Arrangement with Northgate Minerals Corporation” in the Registrant’s prospectus) (the “Arrangement”) as a consequence of which the Registrant will be obligated to issue from and after the effective date of the Arrangement, Common Shares upon the conversion of the Northgate Notes. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the Registrant is also registering such indeterminate number of shares of common shares as may be issued from time to time upon conversion of the Northgate Notes and in accordance with the terms thereof. No additional consideration will be received for the Common Shares, and therefore no registration fee is required pursuant to Rule 457(i) under the Securities Act.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, as amended, based upon the average of the high and low sale prices of the Common Shares on October 17, 2011, as reported on the New York Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant Statement shall become effective as provided in Rule 467 under the Securities Act or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Secretary, AuRico Gold Inc. at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6, Telephone (647) 260-8880, and are also available electronically at www.sedar.com.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

NEW ISSUE	October 19, 2011

15,200,884 Common Shares

This prospectus is being filed by AuRico Gold Inc. (“AuRico” or the “Company”) to register, in the United States, under the multijurisdictional disclosure system, up to 15,200,884 common shares of the Company (the “Common Shares”) (or such greater or lesser number of Common Shares as may be necessary to reflect share consolidations, share splits or similar changes) upon the conversion of the currently outstanding 3.50% convertible senior notes due 2016 previously issued by Northgate Minerals Corporation (“Northgate”) dated September 30, 2010 (the “Northgate Notes”).

Northgate issued US$170.0 million in aggregate principal amount of the Northgate Notes pursuant to the terms and conditions of the first supplemental indenture, dated as of October 5, 2010, to the indenture, dated as of October 5, 2010 (collectively, the “Indenture”), among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee. AuRico and Northgate entered into an arrangement agreement and plan of arrangement, dated August 28, 2011 and amended on September 9, 2011 (as the same may be further amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”) providing for the acquisition by AuRico of all of the outstanding common shares in the capital of Northgate (the “Arrangement”). Pursuant to the Arrangement, Northgate will become a wholly-owned subsidiary of AuRico. As a consequence of the Arrangement, AuRico will be obligated to issue from and after the effective date of the Arrangement, Common Shares on the conversion of the Northgate Notes. The Common Shares issuable pursuant to the conversion of the Northgate Notes are referred to herein as the “Underlying Securities”. This prospectus is being filed pursuant to AuRico’s obligation to register the sale of the Underlying Securities pursuant to the terms of the Arrangement Agreement. See “Plan of Arrangement with Northgate Minerals Corporation”.

No underwriting fee will be paid by AuRico upon the issuance of the Underlying Securities pursuant to the conversion of the Northgate Notes.

There are a number of risks involved in the issuance of the Underlying Securities as a consequence of the Arrangement. These risk factors are described in this prospectus under “Risk Factors”.

No underwriter has been involved in the preparation of, or has performed any review of, this prospectus or the documents incorporated by reference herein.

The Common Shares are listed and posted for trading under the symbol “AUQ” on the Toronto Stock Exchange and the New York Stock Exchange. On October 17, 2011, the closing price was C$10.14 per Common Share on the Toronto Stock Exchange (the “TSX”) and US$9.88 per Common Share on the New York Stock Exchange (the “NYSE”).

The Company’s head and registered office is located at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which differ from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles or International Financial Reporting Standards, as applicable, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of the Province of Ontario, Canada; that some of its officers and directors are residents of Canada; that some or all of the experts named in the Registration Statement are residents of a foreign country; and that a substantial portion of the assets of the Company and said persons are located outside the United States.

-i-

FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” as defined in the Canadian and U.S. federal securities laws. Such forward-looking statements concern the Company’s anticipated results and developments, the Company’s future operations, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements of Northgate or AuRico to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Any forward-looking statement relating to Northgate is based exclusively on Northgate’s publicly available documents and records on file with the Canadian securities regulatory authorities. AuRico disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by AuRico and Northgate as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of AuRico contained or incorporated by reference in this prospectus which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as: (1) that AuRico will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (2) the accuracy of management’s assessment of the effects of the completion of the Arrangement; (3) the accuracy of AuRico’s and Northgate’s mineral reserve and mineral resource estimates; (4) the viability, permitting and development of the Guadalupe y Calvo and Orion properties being consistent with AuRico’s current expectations; (5) the permitting, development, operations and expansion of the Ocampo, El Chanate and El Cubo mines being consistent with AuRico’s current expectations; (6) the trading price of the Common Shares and Northgate’s common shares; (7) there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which AuRico or Northgate now or in the future carries on business which are not consistent with AuRico’s current expectations; (8) there being no significant disruptions affecting AuRico’s or Northgate’s current or future operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (9) that the exchange rate between the Canadian dollar, Mexican peso, Australian dollar and the U.S. dollar will be approximately consistent with current levels; (10) certain price assumptions for gold, copper and silver; (11) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (12) production forecasts meeting expectations; (13) labour and materials costs increasing on a basis consistent with AuRico’s current expectations; and (14) that the information available to AuRico in respect of Northgate is accurate and complete.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

•	significant increases or decreases in the prices of gold, silver and copper;

•	changes in interest rates and currency exchange rates;

•	timing and amount of production;

•	unanticipated grade changes;

•	unanticipated recovery rates or production problems;

•	changes in mining, processing and overhead costs;

•	changes in metallurgy and processing technology;

•	access and availability of materials, equipment, supplies, labour and supervision, power and water;

•	determination of mineral reserves and mineral resources;

•	availability of drill rigs;

•	changes in operating parameters;

•	costs and timing of development of new mineral reserves;

•	results of current and future feasibility studies;

•	joint venture relationships;

•	political or economic instability, either globally or in the countries in which AuRico/or and Northgate operate;

•	AuRico’s ability to successfully integrate acquisitions including, but not limited to, Northgate, and its business, assets and operations;

•	changes in governmental policies or Laws (as defined herein);

•	wars or armed conflicts, either globally or in the countries in which AuRico and/or Northgate operate;

•	local and community impacts and issues;

•	changes in Aboriginal title or rights to Northgate’s Canadian properties;

•	timing and receipt of government approvals;

•	accidents and labour disputes;

•	environmental costs and risk;

•	competitive factors, including competition for property acquisitions; and

•	availability of capital at reasonable rates or at all; and

•	risks related to stock price volatility.

In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect AuRico’s and Northgate’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, AuRico.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this prospectus are qualified by these cautionary statements and those made in each of Northgate’s and AuRico’s filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this prospectus. These factors are not intended to represent a complete list of the factors that could affect AuRico and/or Northgate. Accordingly, undue reliance should not be placed on forward-looking statements. AuRico undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this prospectus or as otherwise required by applicable law.

For a discussion of the risks and uncertainties concerning AuRico, the Arrangement and the issuance of the Underlying Securities as a consequence of the Arrangement, see “Risk Factors” on page 16 of this prospectus, as well as the section entitled “Risk Factors” in AuRico’s annual information form (“AIF”) for the year ended December 31, 2010; management’s discussion and analysis (“MD&A”) for the year ended December 31, 2010; MD&A for the three- and six-month periods ended June 30, 2011; and AuRico’s management information circular (the “AuRico Circular”) dated September 21, 2011.

FINANCIAL INFORMATION

The financial statements included or incorporated by reference in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) or International Financial Reporting Standards (“IFRS”), both of which differ from U.S. generally accepted accounting principles in certain material respects. Therefore, such financial statements may not be comparable to financial statements of U.S. companies. The financial statements included, or incorporated by reference, in this prospectus are subject to Canadian auditing and auditor independence standards, which differ from U.S. auditing and auditor independence standards, respectively.

INFORMATION CONCERNING NORTHGATE

Except as otherwise indicated, the information concerning Northgate contained in this prospectus has been taken from, or is based upon, publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although AuRico has no knowledge that would indicate that any statements contained herein concerning Northgate taken from, or based upon, such documents and records are untrue or incomplete, neither AuRico nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Northgate’s financial statements or Northgate’s mineral reserve and mineral resource estimates, or for any failure by Northgate to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to AuRico. AuRico has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Northgate’s publicly available documents or records or whether there has been any failure by Northgate to disclose events that may have occurred or may affect the significance or accuracy of any information.

For further information regarding Northgate, please refer to Northgate’s filings with the Canadian Securities Administrators which may be obtained through the SEDAR website at www.sedar.com.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “C$”, “$” or “dollars” in this prospectus refer to Canadian dollars and all references to “US$” in the prospectus refer to United States dollars. AuRico’s and Northgate’s financial statements for the years ended December 31, 2010 and 2009 incorporated by reference herein are reported in United States dollars and are prepared in accordance with Canadian GAAP. AuRico’s and Northgate’s financial statements for the three- and six-month periods ended June 30, 2011 incorporated by reference herein are reported in United States dollars and are prepared in accordance with IFRS.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Six Months Ended June 30	Year End December 31
	2011	2010	2009	2008
High	1.0022	1.0778	1.3000	1.2969

Low	0.9486	0.9946	1.0292	0.9719

Rate at end of period	0.9643	0.9946	1.0466	1.2246

Average rate for period	0.9767	1.0299	1.1420	1.0660

On October 17, 2011, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $1.0152.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

Information concerning AuRico and Northgate has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. federal securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this prospectus have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure of scientific and technical information concerning mineral projects made by an issuer.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained in, or incorporated by reference in, this prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this prospectus and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates by reference information from documents filed with securities commissions or similar authorities in Canada. The following documents are specifically incorporated by reference in, and form an integral part of, this prospectus:

•	AuRico’s management information circular dated September 21, 2011 relating to AuRico’s special meeting of shareholders to be held on October 24, 2011;

•	AuRico’s management information circular dated May 9, 2011 relating to AuRico’s annual and special meeting of shareholders held on June 9, 2011, as amended by the notice filed on May 26, 2011;

•	AuRico’s AIF dated March 23, 2011 for the year ended December 31, 2010;

•	AuRico’s MD&A for the year ended December 31, 2010;

•	AuRico’s MD&A for the three- and six-month periods ended June 30, 2011;

•	AuRico’s annual financial statements, together with the auditor’s report and the notes thereto, as at December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009;

•	AuRico’s reconciliation with U.S. generally accepted accounting principles and the notes thereto, as at December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009;

•	AuRico’s unaudited interim consolidated financial statements for the three- and six-month periods ended June 30, 2011, together with the notes thereto;

•	AuRico’s material change report dated January 9, 2011 regarding the preliminary results from the Ocampo mine for the fourth quarter and 2010;

•

AuRico’s material change report dated February 22, 2011 announcing that the SEC declared effective AuRico’s Registration Statement on Form F-4 regarding the previously announced proposed merger with Capital Gold Corporation (“Capital Gold”);

•	AuRico’s material change report dated February 22, 2011 providing an update on labour negotiations at the El Cubo mine located in Guanajuato State, Mexico;

•	AuRico’s material change report dated February 23, 2011 announcing the new El Cubo collective agreement and return to work;

•	AuRico’s material change report dated February 28, 2011 reporting proven and probable reserves and measured and indicated resources as a result of 2010 exploration;

•	AuRico’s material change report dated March 7, 2011 reporting numerous new drill intercepts at the Guadalupe y Calvo project in southern Chihuahua State, Mexico;

•	AuRico’s material change report dated March 15, 2011 announcing that AuRico made a firm and final offer to Capital Gold of 0.5209 Common Shares and US$1.09 in cash for each share of Capital Gold;

•	AuRico’s material change report dated March 23, 2011 reporting financial results from the fourth quarter and year-ended December 31, 2010;

•	AuRico’s material change report dated April 6, 2011 reporting high-grade discovery at La Balleza Vein in the north-central portion of the Venus property;

•	AuRico’s material change report dated April 8, 2011 announcing the completion of the acquisition of Capital Gold;

•	AuRico’s material change report dated April 11, 2011 announcing record operating cash flow and net free cash flow at Ocampo during the first quarter of 2011;

•	AuRico’s material change report dated May 5, 2011 announcing significant drill results at Ocampo;

•	AuRico’s material change report dated May 12, 2011 reporting first quarter financial results, including record operating cash flow and net free cash flow at Ocampo;

•	AuRico’s material change report dated May 16, 2011 announcing AuRico’s proposed name change from “Gammon Gold Inc.” to “AuRico Gold Inc.”, subject to shareholder approval;

•	AuRico’s material change report dated June 13, 2011 announcing that AuRico received shareholder approval for its corporate name change;

•	AuRico’s material change report dated July 12, 2011 reporting increased production profile, record operating cash flow and record net free cash for the second quarter of 2011;

•

AuRico’s material change report dated July 21, 2011 announcing a positive revision to AuRico’s consolidated operation outlook for 2011 and a status update on progress at the El Chanate and El Cubo mines;

•	AuRico’s material change report dated August 11, 2011 reporting financial results for the second quarter ended June 30, 2011;

•	AuRico’s material change report dated August 29, 2011 announcing that AuRico entered into the Arrangement Agreement to acquire Northgate;

•	AuRico’s material change report dated September 8, 2011 announcing that AuRico called a special meeting of its shareholders to be held in Toronto, Ontario, Canada on October 14, 2011;

•

AuRico’s material change report dated September 13, 2011 announcing jointly with Northgate that the record date for the special shareholders’ meetings for both AuRico and Northgate is September 23, 2011 and the special meeting date for both companies is October 24, 2011;

•	AuRico’s material change report dated September 27, 2011 announcing that AuRico had entered into the Amending Agreement to supplement the Arrangement Agreement to acquire Northgate;

•

AuRico’s material change report dated October 13, 2011 reporting strong operational results with an increased cash position and gold equivalent production for the third quarter ended September 30, 2011;

•	AuRico’s business acquisition report dated June 22, 2011 regarding AuRico’s acquisition of all of the outstanding securities of Capital Gold;

•

Northgate’s management information circular dated September 21, 2011 relating to Northgate’s special meeting of shareholders to be held on October 24, 2011, and all documents incorporated by reference into the Northgate Circular, except for (i) the technical report entitled “Preliminary Economic Assessment of the Kemess Underground Project, British Columbia, Canada” dated July 22, 2011 prepared by AMC Mining Consultants Canada Pty Ltd (in accordance with the requirements of NI 43-101, of the Canadian Securities Administrators), and (ii) the technical report entitled “NI 43-101 Capital Gold Corporation; El Chanate Gold Mine; Sonora State, Mexico” dated November 27, 2009 prepared for Capital Gold by SRK Consulting (U.S.), Inc.;

•

Northgate’s Supplementary Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles” for the years ended December 31, 2010 and 2009 and the Independent Auditors’ Report of Registered Public Accounting Firm on the consolidated balance sheet of Northgate Minerals Corporation as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended (incorporated by reference from Exhibit 99.4 and 99.5, respectively, to Northgate’s Annual Report on Form 40-F, File No. 001-06138, filed with the SEC on March 30, 2011); and

•	AuRico’s unaudited pro forma reconciliation with U.S. generally accepted accounting principles and the notes thereto for the year ended December 31, 2010.

All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by AuRico or Northgate with any securities commission or similar regulatory authority in Canada on or after the date of this prospectus and prior to the conversion of all of the Northgate Notes shall be deemed to be incorporated by reference into this prospectus.

To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, AuRico has and will incorporate by reference into this prospectus from documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the U.S.

Securities Exchange Act of 1934, as amended (the “Exchange Act”). AuRico’s U.S. filings are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which may be accessed at www.sec.gov.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authority in each of the provinces of Canada.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada and the SEC. Copies of the AuRico documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of AuRico at 320 Bay Street, Suite 1520, Toronto, Ontario, Canada M5H 4A6, Telephone (647) 260-8880 and are also available electronically on AuRico’s profile at www.sedar.com. Copies of the Northgate documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel and Corporate Secretary of Northgate at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4, Telephone (416) 216-2784 and are also available electronically on Northgate’s profile at www.sedar.com.

Information on any website maintained by either AuRico or Northgate does not form a part of this prospectus.

AVAILABLE INFORMATION

The Company files reports and other information with the Canadian provincial securities commissions. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference facilities. The SEC also maintains a website, at http://www.sec.gov, that contains reports and other information filed by the Company with the SEC.

The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933 (the “Securities Act”), as amended, with respect to the Underlying Securities. This prospectus does not contain all of the information that will be set forth in any such registration statement, certain parts of which will be omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Underlying Securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

BUSINESS OF THE COMPANY

AuRico is a mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America.

On April 8, 2011, AuRico completed its acquisition of Capital Gold, which now operates as a subsidiary of AuRico. The acquisition of Capital Gold significantly increased AuRico’s gold production and almost doubled its gold reserves. AuRico is now operating three 100% owned, fully built mines in Mexico.

AuRico owns three operating mining properties (the Ocampo mine in Chihuahua State, Mexico; the El Chanate mine in Sonora State, Mexico; and the El Cubo mine in Guanajuato State, Mexico) and two advanced exploration properties (the Guadalupe y Calvo property in Chihuahua State, Mexico and the Orion property in Nayarit State, Mexico). AuRico has also executed a number of purchase option agreements, including one to acquire the Mezquite Project in Zacatecas State, Mexico; two purchase option agreements, one with Mexicana de Cananea S.A. de C.V. and one with Pedro Murillo M., with respect to the Venus Project, north of the Ocampo mine in Chihuahua State, Mexico; a purchase option agreement with Valdez Gold Inc. with respect to the Los Jarros Project in Chihuahua State, Mexico; and a purchase option agreement with Aurion Resources Limited to enter into a joint venture with respect to the La Bandera gold project in Durango State, Mexico.

AuRico’s strategy is to increase shareholder value through increases in precious metal reserves and resources, production and long-term cash flow and earnings per share. AuRico’s strategy also consists of optimizing the performance and, therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

The material properties of AuRico as of October 17, 2011 were as follows:

Property	Location	Property Ownership

Ocampo Mine	Chihuahua State, Mexico	100% owned.

El Chanate Project	Sonora State, Mexico	100% owned.

El Cubo Mine	Guanajuato State, Mexico	100% owned.

Guadalupe y Calvo Project	Chihuahua State, Mexico	100% owned.

Venus Project	Chihuahua State, Mexico	Option to purchase 100% interest over five mineral concessions.

Los Jarros Project	Chihuahua State, Mexico	Option to purchase a 100% interest.

Mezquite Project	Zacatecas State, Mexico	Option to purchase a 100% interest.

La Bandera project	Durango, Mexico	Option to earn up to a 70% interest.

Orion Project	Nayarit State, Mexico	100% ownership subject to outstanding payments totalling less than US$1 million by December 2012.

Saric Project	Sonora State, Mexico	Two concessions are owned (100%) and an option to acquire a 100% interest in 12 additional concessions.

Fraile Norte	San Luis Potosi State, Mexico	50% ownership interest through a joint venture.

The Company was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By articles of amendment dated April 17, 1998, the Company changed its name to, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis. By articles of amendment dated June 7, 2007, the Company changed its name to “Gammon Gold Inc.”. On June 14, 2011, the Company effected its name change from “Gammon Gold Inc.” to “AuRico Gold Inc.”. On August 26, 2011, AuRico filed articles of continuance to continue the Company under the laws of Ontario.

Recent Developments

The El Chanate Project was acquired by AuRico pursuant to its acquisition of Capital Gold on April 8, 2011. For additional information relating to the El Chanate Project, please see Appendix A — “Information Concerning the El Chanate Project” to this prospectus.

AuRico is now a corporation existing under the Business Corporations Act (Ontario). AuRico’s registered and head office is located at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6.

AuRico is a reporting issuer in all of the provinces and territories of Canada. The common shares of AuRico are listed and posted for trading under the symbol “AUQ” on the TSX and the NYSE. On October 17, 2011, the closing price was C$10.14 per Common Share on the TSX and US$9.88 per Common Share on the NYSE.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “AUQ”. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX and NYSE.

	Common Shares on the TSX			Common Shares on the NYSE
	High (C$)	Low (C$)	Volume (#)	High (US$)	Low (US$)	Volume (#)
2010
October	7.52	6.75	16,278,739	7.48	6.58	6,582,989
November	7.20	6.30	13,479,359	7.20	6.15	8,993,721
December	8.32	6.72	13,954,578	8.30	6.59	8,073,344
2011
January	8.30	7.05	9,198,402	8.40	7.06	5,649,339
February	9.48	7.53	12,642,802	9.60	7.54	5,123,760
March	10.18	7.99	14,370,768	10.50	8.08	8,317,137
April	10.63	9.35	25,211,820	11.20	9.68	9,056,496
May	10.33	8.33	15,384,292	10.88	8.61	7,895,106
June	10.70	8.71	13,075,325	11.04	8.90	7,002,400
July	12.93	10.31	11,202,480	13.60	10.60	5,586,617
August	14.00	10.88	24,937,216	14.16	11.11	11,810,611
September	12.68	9.54	34,064,006	12.78	9.22	12,087,863
October 1-17	10.84	9.23	8,542,048	10.60	8.65	5,233,695

PRIOR SALES

Except pursuant to the exercise of outstanding AuRico options and other AuRico convertible securities, there have been no prior sales of securities of AuRico for the 12-month period prior to the date of this prospectus.

PLAN OF ARRANGEMENT WITH NORTHGATE MINERALS CORPORATION

On August 28, 2011, AuRico and Northgate entered into the Arrangement Agreement, as amended on September 9, 2011. The Arrangement Agreement (and the plan of arrangement contained in Schedule “A” thereto), provide that AuRico will acquire all of the outstanding common shares in the capital of Northgate subject to, among other things, the approval of shareholders of Northgate; the approval of shareholder of AuRico; the approval of the Arrangement by the Supreme Court of British Columbia (the “Court”); and the receipt of Competition Act approval. Assuming the Arrangement becomes effective, each holder of Northgate common shares will receive 0.365 of a Common Shares in exchange for each Northgate common share (the “Share Exchange Ratio”). Pursuant to the Arrangement, Northgate will become a wholly-owned subsidiary of AuRico. As a consequence of the Arrangement, AuRico will be obligated to issue the Underlying Securities on the conversion of the Northgate Notes.

Pursuant to the Arrangement Agreement, AuRico agreed to file with the SEC, and cause to become effective, a registration statement to register the Underlying Securities prior to the effective time of the Arrangement. AuRico has agreed to use commercially reasonable efforts to maintain the effectiveness of this registration statement until the later of the date on which all of the Northgate Notes have (i) been converted, (ii) been redeemed or repurchased and (iii) matured.

The Arrangement will become effective after all of the conditions precedent to the completion of the Arrangement have been waived or satisfied, and the final order has been granted by the Court. The Arrangement will be binding on and after the effective time of the Arrangement on all holders of Northgate Notes. In accordance with the terms of the Indenture, each Northgate Note shall be convertible at any time after the effective time of the Arrangement into the Underlying Securities. The Arrangement is expected to be completed on or around October 26, 2011.

This prospectus is being filed pursuant to AuRico’s obligation to register the sale of the Underlying Securities pursuant to the terms of the Arrangement Agreement. As of October 17, 2011, there were US$170.0 million in aggregate principal amount of Northgate Notes convertible into 41,646,260 Northgate common shares. Based on the Share Exchange Ratio, it is anticipated that AuRico will be obligated to issue 15,200,884 Underlying Securities upon the conversion of the Northgate Notes. Each holder of the Northgate Notes will be eligible to receive the Underlying Securities upon conversion of the Northgate Notes. The TSX has conditionally approved the listing of the Underlying Securities. Listing of the Underlying Securities on the TSX is subject to AuRico fulfilling all of the requirements of the TSX on or before October 27, 2011. AuRico has also applied to reserve for listing on the NYSE the Underlying Securities issuable upon conversion of the Northgate Notes. Listing will be subject to AuRico fulfilling all of the listing requirements of the NYSE. For additional information related to the Arrangement, please see the information contained in AuRico’s management information circular dated September 21, 2011 relating to AuRico’s special meeting of shareholders in connection with the Arrangement, which is incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

The following table sets forth AuRico’s consolidated capitalization as at June 30, 2011, adjusted to give effect to any material changes in the share capital of AuRico since June 30, 2011, the date of AuRico’s most recent unaudited consolidated interim financial statements to October 17, 2011, and further adjusted to give effect to the Arrangement (and assuming that all Northgate’s outstanding options are exercised prior to the effective date of the Arrangement). This table should be read in conjunction with the unaudited consolidated interim financial statements of AuRico as at and for the six months ended June 30, 2011 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this prospectus.

	As at June 30, 2011	As at June 30, 2011 after giving effect to material changes in share capital as at October 17, 2011, the Arrangement, and the issuance of the Underlying Securities
AuRico Shares (Authorized – Unlimited)	172,841,426	299,933,134
AuRico Options	4,652,122	4,415,518
AuRico warrants	2,250,000	750,000
AuRico deferred share units	207,411	224,111

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares, of which 174,777,444 Common Shares were issued and outstanding as of October 17, 2011. There are no limitations contained in the articles or bylaws of AuRico on the ability of a person who is not a Canadian resident to hold Common Shares or exercise the voting rights associated with the Common Shares.

Dividends

Holders of Common Shares are entitled to receive dividends when, as and if declared by the AuRico board of directors out of funds legally available therefor. The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding-up of AuRico, or any other distribution of AuRico’s assets among its shareholders for the purpose of winding up its affairs, holders of Common Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, in the remaining property of AuRico.

Voting

Holders of Common Shares are entitled to one vote for each Common Share held on all matters voted on by shareholders, including the election of directors.

Preferred Shares

AuRico is not authorized to issue preferred shares, and currently, there are no preferred shares of AuRico issued and outstanding.

USE OF PROCEEDS

The Company will not receive any proceeds from the issuance of the Underlying Securities upon conversion of the Northgate Notes by the holders of the Northgate Notes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material United States federal income tax consequences generally applicable to a United States holder (as defined below) with respect to the ownership and disposition of Common Shares acquired upon conversion of a Northgate Note. It addresses only United States holders that hold Common Shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular United States holder in light of its particular circumstances, nor does it address any tax consequences arising out of the laws of any state, local or non-United States jurisdiction or any aspect of United States federal tax law other than income taxation. Additionally, this summary does not address tax considerations applicable to United States holders that are subject to special tax rules, such as:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	qualified retirement plans;

•	broker-dealers:

•	traders in securities that elect mark-to-market accounting;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	partnerships (or entities treated as partnerships for United States federal income tax purposes) and other pass-through entities;

•	United States expatriates;

•	United States holders holding Common Shares as part of a hedge, straddle or conversion transaction or as part of synthetic security or other integrated transaction;

•	United States holders that own, or that have owned, directly, indirectly or constructively, 10 percent or more of the Company’s total combined voting stock;

•	United States holders subject to the alternative minimum tax; and

•	United States holders that acquired Common Shares in a compensation transaction.

In addition, this summary does not address the tax consequences of the conversion into Common Shares of a Northgate Note or any other transaction or arrangement in which Common Shares are acquired.

If a partnership holds Common Shares, the tax treatment of a partner in the partnership with respect to the Common Shares generally will depend on the tax status of the partner and the activities of the partnership. United States holders that are partners in a partnership that holds Common Shares should consult their own tax advisors.

This summary is based on the Code, the Treasury regulations promulgated thereunder, and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The Company has not sought, and does not intend to seek, a ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with the Company’s statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation.

This summary is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering converting a Northgate Note into Common Shares should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations (including the consequences of such conversion), as well as any tax consequences arising under the estate or gift tax laws or the laws of any state, local or non-United States taxing jurisdiction, or under any applicable tax treaty.

As used herein, the term “United States holder” means a beneficial owner of Common Shares that is, for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•

a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

Distributions with Respect to Common Shares

Subject to the discussion below regarding the passive foreign investment company (“PFIC”) rules, distributions paid by the Company to a United States holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) will be taxable to such United States holder as dividend income, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). Dividends paid by the Company to non-corporate United States holders generally are expected to be eligible for the reduced rates of United States federal income tax available with respect to certain dividends received in taxable years beginning before January 1, 2013. However, dividends received by United States holders from a non-United States corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not be subject to such reduced rates. As discussed below, the Company does not expect to be treated as a PFIC in the current taxable year and does not expect to become a PFIC in future taxable years. Dividends paid by the Company will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such United States holder’s tax basis in its Common Shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder has held its Common Shares for more than one year. The Company does not currently intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. Accordingly, each United States holder should assume that any distribution with respect to the Common Shares will constitute dividend income.

If any distributions are paid in Canadian dollars, the amount includible in gross income by a United States holder will be the United States dollar value of such distribution, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the payment, regardless of whether the payment is actually converted into United States dollars on such date. If such Canadian dollars are converted into United States dollars on the date of the payment, the United States holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of the foreign currency distributions. If any Canadian dollars actually or constructively received by a United States holder are later converted into United States dollars, such United States holder may recognize gain or loss on the conversion. Such foreign currency gain or loss, if any, will be United States-source ordinary income or loss.

Subject to certain limitations, a United States holder may be entitled to deduct, or to claim a credit against its United States federal income tax liability for, the amount of any Canadian taxes that are withheld from dividends paid to such United States holder. For foreign tax credit purposes, dividends paid by the Company generally will be treated as foreign-source income, and generally as passive income subject to the separate limitation for passive income. The rules governing the foreign tax credit are complex and the availability of the credit is subject to various limitations. Each United States holder should consult its own tax advisor as to the availability of the foreign tax credit in its particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion below regarding the PFIC rules, a United States holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of Common Shares measured by the difference between the amount received and the United States holder’s tax basis in such Common Shares. Any gain or loss will be long-term capital gain or loss if the United States holder has held such Common Shares for more than one year and generally will be United States-source gain or loss. Long-term capital gains of non-corporate United States holders generally are eligible for reduced rates of United States federal income tax. A United States holder’s ability to deduct capital losses is subject to limitations.

The amount realized by a cash-basis United States holder that receives foreign currency in connection with a sale, exchange or other taxable disposition of Common Shares generally will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other taxable disposition. An accrual-basis United States holder may elect the same treatment required of a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions) with respect to a sale, exchange or other taxable disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. An accrual-basis United States holder that does not elect to be treated as a cash-basis taxpayer for this purpose may recognize a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss generally will be treated as ordinary income or loss and as United States-source income or loss.

Passive Foreign Investment Company Rules

United States holders generally will be subject to a special and adverse tax regime that would differ in certain respects from the tax treatment described above if the Company is or becomes a PFIC for United States federal income tax purposes.

In general, the Company will be a PFIC with respect to a United States holder if, for any taxable year in which such holder holds Common Shares:

•	at least 75 percent of the Company’s gross income is passive income; or

•	at least 50 percent of the value of the Company’s assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, annuities, rents, gains from assets that produce passive income and certain net gains from the sales of commodities. Passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a foreign corporation, provided that certain other requirements are satisfied (the “Active Commodities Exception”). For the purposes of the PFIC tests described above, if a foreign corporation owns at least 25 percent by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of such other corporation, and as receiving directly its proportionate share of the other corporation’s income. Under the rules described above, the Company believes that it will not be classified as a PFIC for United States federal income tax purposes for the current taxable year and does not expect to become a PFIC in future taxable years. However, the classification of the Company as a PFIC is a factual determination that is made annually at the close of each taxable year and is based on the application of complex United States federal income tax rules (including the Active Commodities Exception). Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for any taxable year.

If the Company were to be treated as a PFIC in any taxable year but (i) the Company is not a “qualified electing fund” (“QEF”) as to a United States holder, and (ii) such United States holder does not make the mark-to-market election described below, then such holder would be subject to special rules with respect to:

•	any gain realized on the sale, exchange or other disposition of Common Shares; and

•

any excess distribution received from the Company (generally, aggregate distributions to such United States holder during a single taxable year exceeding 125 percent of the average aggregate annual distributions received by such holder in respect of the Common Shares during the three preceding taxable years or, if shorter, such holder’s holding period for such Common Shares).

Under these rules:

•	the gain or excess distribution would be allocated ratably over the United States holder’s holding period for the Common Shares;

•

the amount allocated to the taxable year in which the United States holder realized the gain or excess distribution and any year in such holder’s holding period prior to the first year for which the Company was treated as a PFIC would be taxed as ordinary income; and

•

the amount allocated to each other year in the United States holder’s holding period would be taxed at the highest tax rate in effect for that year and would be subject to the interest charge generally applicable to the underpayment of tax.

These rules would apply to a United States holder that held Common Shares during any year in which the Company is treated as a PFIC, even if the Company is not a PFIC in the year in which the United States holder sold, exchanged or disposed of or received an excess distribution with respect to the Common Shares.

If the Company is treated as a PFIC for any period, then a United States holder may avoid the adverse tax and interest-charge regime described above, if the United States holder makes either a QEF election or a mark-to-market election with respect to its Common Shares and, in general, that election is effective for the entire portion of the United States holder’s holding period for which the Company is treated as a PFIC. If the Company is treated as a PFIC and a United States holder makes and maintains an effective QEF election with respect to the Company, then such United States holder generally will be subject to current United States federal income tax on its pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under United States federal income tax rules), regardless of whether the Company actually distributes such amounts. However, there can be no assurance that the Company will provide the information necessary for a United States holder to satisfy the annual reporting requirements for maintaining a valid QEF election. Thus, United States holders may not be able to make and maintain a valid QEF election if the Company is or were to become a PFIC.

Alternatively, if the Company is or becomes a PFIC, a United States holder may instead make a mark-to-market election with respect to the Common Shares, provided that such Common Shares constitute “marketable stock”. Marketable stock is stock that is regularly traded (other than in de minimis quantities) on a United States or non-United States exchange or other market that the United States Treasury Department determines has trading, listing, financial disclosure and other rules adequate to carry out the purposes of the mark-to-market election. The NYSE meets this test. Accordingly, so long as the Common Shares are regularly traded on the NYSE, a United States holder should be able to make a mark-to-market election with respect to the Common Shares if the Company is classified as a PFIC. In such case, if the Company is a PFIC and a United States holder makes a mark-to-market election, such holder would generally include as ordinary income or loss the difference between the fair market value of such holder’s Common Shares at the end of the taxable year and its adjusted tax basis in such Common Shares (but would only include loss to the extent of the net amount of income previously included as a result of the mark-to-market election). A United States holder’s tax basis in the Common Shares would be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Common Shares would be treated as ordinary income.

Each United States holder should consult its own tax advisor regarding the availability, advisability and consequences of making a QEF election or a mark-to-market election with respect to the Common Shares in its particular circumstances if the Company is treated as a PFIC.

In addition, under recently enacted United States tax legislation, if the Company were classified as a PFIC in any taxable year, a United States holder generally would be required to file an annual information return with the IRS containing such information as may be required under future guidance. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a United States holder if the Company were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621.

Medicare Contribution Tax

Recently enacted legislation requires certain United States holders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, including on dividends and capital gains, for taxable years beginning after December 31, 2012. Each United States holder should consult its own tax advisor regarding the effects, if any, of new United States federal income tax legislation on its ownership and disposition of Common Shares.

Backup Withholding Tax and Information Reporting

Recently enacted legislation generally imposes new United States return disclosure obligations (and related penalties) on United States holders that hold certain specified “foreign financial assets” in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-United States person, any financial instrument or contract held for investment that has an issuer or counterparty other than a United States person and any interest in a foreign entity. United States holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. However, pursuant to recent IRS guidance, these new reporting requirements have been temporarily suspended pending release of IRS Form 8938. Additional guidance is also expected regarding the specific information that will be required to be reported on IRS Form 8938. Penalties for failure to file certain of these information returns are substantial. United States holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

In general, the Company must report certain information to the IRS with respect to payments of dividends on Common Shares, and payments of the proceeds of the sale of such Common Shares, to certain non-corporate United States holders. Additionally, the payor (which may be the Company or an intermediate payor) will be required to impose backup withholding tax, currently at a rate of 28%, if (i) the payee fails to furnish a taxpayer identification number (“TIN”) to the payor or to establish an exemption from backup withholding tax; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect; (iii) there has been a notified payee underreporting described in Section 3406(c) of the Code; or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding tax under the Code. Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

RISK FACTORS

The following risk factors, as well as risks and uncertainties not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company. In addition to the risk factors related to the Arrangement set out below, the reader is encouraged to consider the risk factors contained in AuRico’s AIF for the year ended December 31, 2010, along with the other documents incorporated by reference herein.

Mineral reserve and mineral resource figures pertaining to AuRico’s and Northgate’s properties are only estimates and are subject to revision based on developing information.

Information pertaining to AuRico’s and Northgate’s mineral reserves and mineral resources presented in the AuRico Circular or otherwise incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of AuRico or Northgate are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

AuRico may not realize the benefits of the combined company’s growth projects.

As part of its strategy, AuRico will continue its efforts to develop new gold projects and will have an expanded portfolio of such projects as a result of the combination with Northgate. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and for other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for AuRico’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, AuRico’s current estimates. If actual results are less favourable than AuRico currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, Northgate shareholder approval, AuRico shareholder approval and AuRico and/or Northgate having obtained all government or regulatory approvals required by law, policy or practice, including Competition Act approval. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of AuRico.

AuRico may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

AuRico must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If AuRico does not realize satisfactory prices for the gold and silver that AuRico produces, it could be required to raise additional capital through the capital markets and/or incur borrowings to meet its capital requirements. These financing requirements could adversely affect AuRico’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements AuRico might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on AuRico’s results of operation, cash flow from operations and financial condition.

In addition, AuRico’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at AuRico’s mining or processing operations could materially adversely affect AuRico’s business, results of operations, financial condition and liquidity.

Northgate’s operations are in jurisdictions new to AuRico.

Operations, development and exploration activities carried out by Northgate are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. Changes in mining or investment policies or shifts in political attitudes may also adversely affect AuRico’s business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, expropriation of property, land use, land claims of local people, water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Northgate carries on business could materially affect the rights and title to the interests held there by the Company. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

The issuance of a significant number of AuRico Shares and a resulting “market overhang” could adversely affect the market price of AuRico Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional Common Shares will be available for trading in the public market. The increase in the number of Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Common Shares. The potential that such a holder of Common Shares may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

The integration of AuRico and Northgate may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of AuRico and Northgate and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether AuRico’s and Northgate’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Northgate’s operations after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Northgate and AuRico. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of AuRico and Northgate will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

LEGAL MATTERS

In connection with the Arrangement, certain Canadian legal matters will be passed upon for the Company by Fasken Martineau DuMoulin LLP on behalf of the Company.

INTEREST OF EXPERTS

As of the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP, as a group, own, directly or indirectly, in the aggregate, less than one percent of the outstanding Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The enforcement by securityholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that AuRico is a corporation existing and governed under the laws of the Province of Ontario, and that some or all of its directors, officers and the experts named in this prospectus are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon AuRico, its respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or

“blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

CERTIFICATE OF THE COMPANY

Dated: October 19, 2011

This prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces and territories of Canada.

/s/ René Marion	/s/ Scott Perry
René Marion	Scott Perry
President and Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Luis Chavez	/s/ Colin K. Benner

Director	Director

APPENDIX A - INFORMATION CONCERNING THE EL CHANATE PROPERTY

The information contained in this Appendix A is an excerpt from the National Instrument 43-101 Technical Report, titled “NI 43-101 Capital Gold Corporation; El Chanate Gold Mine; Sonora, Mexico” prepared for Capital Gold Corporation (“Capital Gold”) by SRK Consulting (U.S.), Inc. (“SRK”), dated November 27, 2009. Portions of this report were obtained from a previous NI 43-101 compliance technical report titled “El Chanate Project; Sonora, Mexico; Technical Report” dated June 12, 2009 prepared by Independent Mining Consultants, Inc. (“IMC”) and authored by Michael G. Hester. The full text of this Technical Report can be found on SEDAR at www.sedar.com under the profile of Capital Gold.

The information contained in this Appendix A has been provided directly in this prospectus in order to satisfy the Canadian securities regulatory authorities’ disclosure requirements relating to this recently acquired property. As at the date of this prospectus, the information contained in this Appendix A has not been disclosed in any continuous disclosure documents publicly filed by AuRico. The information contained in this Appendix A reflects the level of disclosure with respect to the El Chanate Project that would be expected to be provided in an annual information form of AuRico for the financial year following the acquisition of the El Chanate Project.

Project Description and Location

Location

The El Chanate project (the “Project”) is located in northern Mexico in the northwest corner of the State of Sonora, Municipality of Altar. The mine site is 25 km northeast of Caborca, 280 km northwest of Hermosillo, 150 km southeast of Sonoita, and 170 km southwest of Tucson, Arizona at UTM geographical coordinates 412,150E, 3,407,880N (Lat 30°48’10”N, Long 111°55’00”W). Caborca, with a population of 70,000, is the largest town in the area. Pitiquito and Altar are smaller nearby towns located off Highway 2 west and east of the Project, respectively. Geographically, El Chanate is on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, Batamote and El Chanate. Locally, the Project resides on the Escalante cattle ranch ground. The Project is on 3,665.47 hectares of land.

Nature and Extent of AuRico’s Title and Interest in the Project

Exploracion y Mineria Independencia, S.A. de C.V. (“EMISA”) purchased surface property ownership, consisting of 466 hectares in Altar, Sonora, on January 27, 1998. The ownership was conveyed to Capital Gold’s subsidiary Oro de Altar S.A. de C.V. in 2002. Minera Santa Rita S. de R.L de C.V. (“MSR”) has a lease on the property from Oro de Altar S.A for the purpose of mining the El Chanate gold deposit. The purchase transaction was recorded as public deed 19,591 granted by Mr. Jose Maria Morera Gonzalez, Notary Public 102 of the Federal District, registered at the Public Registry of Property of Caborca, Sonora, under number 36026, book one, volume 169 of the real estate registry section on May 7, 1998. Minera Santa Rita S. de R.L. de C.V. is wholly-owned by Capital Gold.

The property was legally surveyed in 2001 by Soto & Juvera, registered surveyors in the state of Sonora, Mexico. In the field, mineral concession information is marked on white concrete mineral monuments measuring approximately 1 meter in height and 0.5m2. The corners of the surface land ownership are marked by one-half meter cubic concrete monuments painted red. Semi-annual payments of approximately US$25,000 are required to maintain the concessions in good order.

Royalties, Agreements and Encumbrances

The Project is subject to the following net profit interest (“NPI”) and net smelter return (“NSR”) royalties:

1.	NPI royalty payment payable annually to AngloGold Ashanti at a rate of 10%, and capped at US$1million. This was paid in full in March of 2009; and

2.	Royal Gold Corporation holds a sliding interest (2% at less than $300/oz, 3% to $350/oz and 4% at gold prices above $350/oz). The payments are calculated like a net smelter return, and are capped at $18 million.

There are no other encumbrances associated with the El Chanate property.

Environmental Liabilities – Permits and Status

The El Chanate Project is subject to Mexican environmental law, more specifically defined by the General Law of Ecological Balance and Protection to the Environment, effective March 1, 1988. Ley General de Equilibrio Ecologico y Proteccion al Ambiente (“LGEEPA”) establishes:

(a)	The need to preserve natural reserves and ecological reserves including a description of the regulation and limitations to their utilization;

(b)	The regulations to promote a more sensible use of natural resources and their protection (specific references to water, atmosphere, and soil are made. It is in this Title No. 3 that the LGEEPA specifically addresses exploration and mining activities);

(c)	The regulations for an active participation of the general public in the protection of the environment; and

(d)	The procedures for control and assurance, including sanctions on those not complying with the Law.

The legal framework for environmental regulations is based in Article 27 of Mexico’s Constitution, from which the LGEEPA is derived. The regulations include general guidelines, standards (Mexican Official Norms, or NOM’s), technical standards, and ecologic criteria.

Regulations and standards provide specific controls for environmental impact, air pollution, noise pollution, hazardous residues, and transportation of hazardous residues (April 1993). Specific guidelines for the mining industry include MIA Guidelines (Particular) and those for tailings dam construction.

Mine operations and new projects must abide by other laws and regulations, including but not limited to the Mining Law, National Waters Law, Forestry Law, and Firearms and Explosives Law.

Exploration activities are currently regulated by Regulation NOM-120 establishing allowable activities, the size of areas to be affected, and specific exploration conditions to be observed. Capital Gold’s subsidiary has submitted applications for and received approvals on the necessary permits that authorize exploration and production activities.

The three primary submittals (i.e., the MIA, Risk Analysis, and Change in Land Use) have either received full approval or conditional approval from the Environmental, Natural Resources, and Fishery Secretariat (“SEMARNAT”), as noted below.

(a)	The MIA for construction of mine facilities (filed on or about October 8, 2003) was approved by SEMARNAT on January 8, 2004. This provides the authorization to proceed for the Project, and the authorization is of one-year duration. An extension was requested by MSR and has been granted to January 2006;

(b)	The Risk Assessment (filed on or about October 8, 2003) was approved by SEMARNAT on July 3, 2004; and

(c)	The Change of Soil Use (filed November 19, 2004) was approved August 8, 2005. Payment of the “restoration deposit” (in the amount of 1,528,173 Mexican Pesos) was made on October 25, 2005.

MSR has not conducted a current investigation as to the status of all required permits. At this time, MSR is not aware of any outstanding permits or any non-compliant operations at the mine or nearby exploration sites. Capital Gold appears to be fully compliant with respect to required permits.

Location of Mineralization

The gold-bearing zones of the El Chanate Project are located within quartz-sericite altered sandstone and siltstone units spatially correlated with the El Chanate fault zone. The known mineralization is all located within mineral concessions owned by AuRico.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, Elevation and Vegetation

The Project is located on the NW corner of the state of Sonora, in the Altar desert (a subset of the Sonoran Desert) and on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, El Batamote and El Chanate. Topography is typical of the Basin and Range province with Sierra El Batamonte and Sierra El Chanate as prominent steep mountain ranges emerging from the flat basin. Elevation at the Project area is 500 m above sea level, the El Chanate Range is 900 m high and El Batamote 850 m high.

The working area lies on the southern pediment of El Chanate Range, a flat plateau covered by thin layers of unconsolidated gravel and dissected by sharp shallow creeks, gently dipping into the gravel filled valley of the Sasabe (dry) and Altar rivers.

Vegetation consists of typical Mexican desert species composed primarily of various cacti, shrubs and brush.

Climate and Length of Operating Season

According to the Köppen climate classification system, the Project is described as having a BWh, or desert climate where the coldest month has an average high temperature above 0°C. The average annual temperature is 21.5°C. July is the hottest month with an average maximum temperature of 44.6°C. The average annual maximum monthly temperature is 45.4°C. The hottest month on record was July 1998 with an average temperature of 48°C. January is the coldest month with an average low temperature of -2.2°C. The average annual minimum temperature is -4.0°C. The coldest month on record was January 1971 with an average temperature of -11.0°C. The mine operates year round.

Annual average precipitation as measured at the nearby Pitiquito station (about 15 km away) is 259 mm. Rainfall occurs due to the normal “monsoon” rains; and the effects of Pacific storms. The annual average evaporation rate is 2,180 mm.

Physiography

The Project area lies on the southern pediment of El Chanate Range, a flat plateau covered by thin layers of unconsolidated gravel and dissected by sharp shallow creeks, gently dipping into the gravel filled valley of the Sasabe (dry) and Altar rivers.

Access to Property

From Hermosillo, the property can be accessed by driving 173 km north to Santa Ana on Highway 15, then approximately 95 km west on Highway 2 to Caborca. The mine access road is approximately 13 km east of Caborca on Highway 2. The Project area is easily accessible from Mexican Highway 2 by driving north 11 km on a nearly level dirt road through the Ejido 16 de Septiembre and onto the Escalante cattle ranch where the Project is located.

An Ejido is essentially an agricultural land cooperative granted by the Mexican government for the benefit of its residents. Capital Gold has made arrangements with the Ejido and the ranchers to access the Project through their land.

Surface Rights

EMISA purchased surface property ownership, consisting of 466ha in Altar, Sonora, on January 27, 1998. The ownership was conveyed to Capital Gold’s subsidiary Oro de Altar S.A. de C.V. in 2002. In 2009 Capital Gold purchased an additional 220 hectares of surface land east of the original 466ha. The total owned is now 686ha. SRK finds the local resources and infrastructure adequate to support the current mining operation.

Power Supply

The El Chanate Mine has electrical supply via the “Estacion Llano” high voltage substation which is stepped down to 33kV and routed along a 27.2km power line to site. At the mine site, this power line supplies the plant substation and the crushing plant substation. From these substations power is distributed to the various areas in the near vicinity at 480V. A backup diesel generator (300kW) is located at the process plant to run the barren solution pumps during a power outage.

Water Supply

Water is pumped to the mine at the rate of 35-40L/s. Capital Gold owns a well equipped with a highhead top drive vertical turbine pump to provide water for the Project. The well and pump capacities are adequate to deliver the water required for the Project. The company owns water rights for

1,165,764m3/y. The company pays a use fee for the amount of water actually pumped to the mine. The pipeline is located on the surface along the access road. Electric power for the water well is supplied by an electric power line branched off the mine site power line . The water pipeline terminates at the process plant and a mine site water tank. The water tank supplies process and other site water demands through a distribution system. Drinking water is supplied by an on-site water treatment facility, and bottled water.

Buildings and Ancillary Facilities

The mine has recently constructed buildings which house the following:

(a)	Security station;

(b)	Administration, geology and mine planning;

(c)	Warehouse;

(d)	Mine and plant maintenance shop;

(e)	Sample preparation and assay laboratory; and

(f)	Plant and refinery.

Additional ancillary facilities include:

(a)	Communication system;

(b)	Security fencing;

(c)	Bulk reagent storage;

(d)	Sewage and waste disposal and

(e)	Fuel Storage.

Camp Site

There are no onsite lodging faculties, all employees commute to the mine from nearby municipalities.

Tailings Storage Area

There are no tailings disposal areas.

Waste Disposal Area

There is currently one heap leach pad and one waste rock disposal area. Adequate locations for waste rock disposal and heap leach pads are available to accommodate the current mine reserves.

Manpower

As of September 2009 the mine had 175 employees (including 13 temporary workers). In addition there were 71 contractor employees for a total of 246 employees.

History

Ownership

Capital Gold purchased the Project from EMISA, a subsidiary of AngloGold, in 2001. The ownership was conveyed to Capital Gold’s wholly-owned Mexican subsidiary, Oro de Altar S.A. de C.V., in 2002. Oro de Altar currently owns the El Chanate mineral concessions, 686ha of surface land, and the water supply well. Minera Santa Rita S. de R.L de C.V., also a wholly-owned Mexican subsidiary of Capital Gold, has a lease on the property for the purpose of mining the El Chanate gold deposit. (Capital Gold purchased AngloGold North America’s (“AGNA”) Mexican corporation, Minera Chanate S.A. de C.V. in 2001.)

Past Exploration and Development

In the late 1960’s Minera Zapata (a Phelps Dodge Mexican affiliate) drilled several core holes in the area as part of a regional copper prospecting program. In 1991, Kennecott Mexicana conducted a detailed geological and geochemical survey, but abandoned the area. EMISA did considerable exploration work from 1992 to 1996 including surface and trench sampling, core and reverse circulation (“RC”) drilling. During their ownership, EMISA drilled approximately 199 holes totaling 34,024.5m (190 RC holes 32,945.7m and 9 core holes 1,078.8m).

Historic Mineral Resource and Reserve Estimates

There are no known historic mineral resource estimations completed for El Chanate prior to the implementation of NI 43-101 on February 1, 2001.

Historic Production

Approximately 2km to 3km south of the El Chanate Mine, and within the Capital Gold concession holdings, is a group of old workings, and ruins of buildings. This property is known by several names. The concession covering the property is named El Charro, and on different government topographic maps the same area has been labeled La Cuchilla, and El Batamonte in reference to mines which operated on the concession.

A report prepared by AGNA in February 1997 states that mining activities date from the last century and were concentrated in narrow quartz veins, looking for gold. The La Cuchilla Mine was worked at the turn of the century by a small company from the USA, and was the most formal operation performed in the area. Gold bearing material was mined from several underground levels, hoisted through a vertical shaft, ground in stamp mills and amalgamated. The total production tonnage remains unknown.

In 1992, a group of investors built a 6,000t heap with dump material from the old La Cuchilla mine. The material has an assay grade of about 2.5g/t gold, however, leaching was never done due to legal problems.

There is no historic record of production from the El Chanate Mine area. Numerous pits and shallow workings were present prior to development. The San Jose Vein, along the northern boundary of the Chanate deposit, had a 70° northeast dipping open stope 20m deep, measuring 100m along the north 50-60° west strike. A 28m deep vertical shaft, located at the east end of the San Jose Vein, provided access.

Geological Setting

Regional Geology

The Project is located within tectonic blocks derived from Late Mesozoic compressional events modified by Early Cenozoic extension. The area is underlain by Mesozoic, meta-sedimentary rocks intruded by Late Cretaceous andesites or dacites. All of these units are cut by Tertiary felsic to mafic rocks. The San Jacinto andesite flow located north of the mine is the youngest bedrock unit dated at 51Ma.

During the Middle to Late Jurassic, the Project area was part of a very large NW-SE oriented elongate basin. This likely formed near the western margin of the North American Craton (“NAC”) either during the latter part of the Antler Orogeny of the Paleozoic Era or the earliest phases of the Laramide Orogeny of the Mesozoic Era. At this time, predominantly coarse clastic sedimentary facies were being deposited in the basin. Sediments were derived from a Middle Jurassic arc exposed to the northeast and from Paleozoic miogeoclinal strata exposed in highlands to the southwest. By the beginning of the Cretaceous, the topography was eroded to a relatively low relief, sediment transport and deposition was within lower energy systems. The Lower Cretaceous Period is characterized by a regional subsidence and the entrance of the Bisbee Sea. Sediments were locally derived and deposited within a transgressive sequence. This tectonic setting remained throughout most of the Cretaceous.

By the end of the Cretaceous, the western margin of the NAC was comprised of a classic Andean style arc complex. Large scale regional folding and shallow thrust faults developed as the Wrangellia oceanic plateau was subducted beneath the NAC. Locally, the area underwent a period of compressional structural deformation resulting in large scale isoclinal folding and thrust faulting. The Tertiary Period brought about a change from compressional to extensional tectonics marked by the development of widespread volcanism and caldera formation. These events were followed by development of the basin and range faulting. The resulting horsts and grabens dominate the landscape today. Basin and Range faulting has been active from Miocene Epoch to the present day.

Local Geology

Local Lithology

The local lithologies were first mapped and correlated by Cesar Jacques-Ayala in 1993 as part of a Doctoral thesis at the University of Cincinnati. His work has subsequently been refined and somewhat modified by Nourse. The local lithologic interpretation of Nourse is presented here.

The Project area is underlain by Mesozoic sedimentary rocks predominantly of clastic origin. The oldest units in the area are the conglomerates and sandstones of the Late Jurassic age, Altar Formation. These consist of basal units with stretched pebble conglomerates deposited in a fluvial environment that grade upwards into arenaceous sandstones with minor siltstone with a distinctive brown color.

The Altar formation is overlain by Lower Cretaceous Bisbee Group sediments. The Bisbee Group has three members. The Morita Formation is the lowest member and is composed primarily of sandstone and siltstone with a light gray or purple color. The Arroyo Sasabe Formation is the middle member and is composed primarily of oyster bearing limestone with green sandstone and mudstone. The upper member is the Cintura Formation and is also composed of sandstone and siltstone with a light gray or purple color.

The Cintura Formation is unconformable overlain by the Upper Cretaceous, El Chanate Group sediments and volcanics. The El Chanate Group has four members. The lowest is the Pozo Dura

Formation, composed primarily of mudstone with minor shale, sandstone and conglomerate beds. This is overlain by the Anita Formation, composed of a lower andesite, a middle shale with sandstone and an upper shale with fossiliferous calcareous nodules. The Anita is overlain by the Escalante Formation, composed of thick conglomerate grading upward into sandstone. The uppermost Escalante is the El Charro Volcanic Complex, composed of andesitic flows, breccias and tuffs.

Alteration

The mineralized lithologies at the El Chanate Mine are strongly altered within a 3km long, 300m wide and 300m thick zone located about the El Chanate Fault Zone. The most conspicuous characteristic of the altered rock is its light color. The sediments are bleached to a white-gray or greenish color in the reduced areas and a yellowish-pale brown color in the oxidized zones. Both zones contrast sharply to the purple, red ocher and dark colors of the fresh rock.

The altered sandstones appear as poorly sorted clastic sediments with the matrix fraction pervasively sericitized, weakly silicified, ankeritized, and pyritized. Alteration in the siltstone is much less intensive with sericite, ankerite, weak silicification, pyritization and minor chlorite.

In a more regional perspective, the aerial photographs show areas of surface alteration along the El Chanate Fault Zone between El Rono and Loma Prieta which grade from an obvious white color to a more subtle pale red tint. The white areas have been documented in the field as strong alteration, and latite intrusives, and the pale red tint as weathering of ankerite alteration. The area of alteration outlined on the air photo of the El Rono area is more extensive than that mapped on the ground. Another area of alteration apart from the El Chanate Fault Zone is along the Batamote Fault Zone located to the west of the deposit. This fault is one of the major faults to the south of the El Chanate deposit.

Structure

The structural history of the area is dominated by an early compressional event during the late Cretaceous followed by an extensional event during the mid Tertiary. Regionally, the compressional deformation is marked by large scale folds with wavelengths of 0.5-2.0km hosting smaller scale parasitic folds. The folds are cut by and displaced along thrust/reverse faults to the southeast. Actual fault displacements are not yet well documented. Immediately to the west of the El Chanate Mine, the folding has produced a large scale antiform which forms Sierra El Batamote. To the northeast, there is a large scale synform mapped on Sierra El Chanate. The axial planar fabrics of these two structures are discordant. The El Batamote anticline’s axial plane dips steeply to the west whereas the El Chanate Syncline’s axial plane dips steeply to the east. The two fold structures are separated by the El Chante Fault Zone, described below.

Thrust/reverse faults are documented at Cerro El Alamo approximately 15km along the northwestward projection of the El Batamote anticline. Here the folds are cut by southwest dipping thrust faults with an unknown offset. In close proximity to the El Chanate Mine, Nourse describes the El Batamote anticline as a high amplitude, low wavelength overturned structure with the northeast limb tectonically thinned along bedding plane faults and dipping steeply southwest. Nourse suggests that these folds are probably linked at depth to thrust/reverse faults. At the El Chanate Mine, a distinct thrust fault has been mapped which separates Upper Plate Sandstone of the Altar Formation from Lower Plate Siltstone of the Morita Formation.

The El Chanate Fault Zone is interpreted by Nourse to be a high angle normal fault which dips steeply to the northeast. This structure is a dominate feature of the El Chanate Mine where it forms a 200m wide zone with four discrete, normal offsets of the stratigraphic/thrust fault contacts. Mining to date has clearly exposed the northeastern most normal fault to have a vertical dip. Nourse’s interpreted dip direction appears to be based on mapping conducted prior to mining, possibly along open stopes on the San Jose Vein with northeast dip.

Project Geology

Project Lithology

There are four main rock units in the El Chanate Mine area. These include Upper Plate Sandstone, Lower Plate Siltstone, Andesites and Latite. The exact correlations of these lithologies remain unclear. The Upper Plate Sandstone was originally mapped and correlated by Jacques-Ayala to be the Lower Member of the Escalante Formation of the El Chanate Group. He also interpreted the Lower Plate Siltstone to be Morita Formation of the Bisbee Group. Nourse’s more recent work interprets the Upper Plate Sandstone as Altar Formation and maintains the Lower Plate Siltstone as Morita Formation. The current mapping and drillhole logging scheme simply delineates sandstone and siltstone. These are assigned as upper plate and lower plate based on their respective positions to the interpreted thrust contact. The andesites are currently all logged as a single unit. Based on the description of Nourse, they are likely of two different ages. Nourse describes the Altar Formation as “interstratified with andesitic flows”. These would be Upper Jurassic in age. He also describes Miocene age, andesite dikes. Mapping and drilling at El Chanate confirms that there is an early phase of andesites emplaced primarily parallel to the lithic contacts. These appear to be cross cut by a younger phase, which form high angle dikes parallel to and within the high angle normal faults. The latite units mapped and drilled in the mineralized areas are regional dike structures that have not received much attention. It has not been described in the surrounding areas by other workers. The latite is mineralized and may very well be closely associated to the gold mineralization. The latites occur as both thick dikes and thick sills, which are generally confined, to the El Chanate Fault area. They form a relatively complex geometry that is overall elongate northwest to south east along the fault zone. Figure 5-1 is a level plan showing the generalized lithologic relations within the mine area.

Project Structure

The mineralization at El Chanate occurs at the intersection of two major faults systems. These include an early low angle thrust fault which is cut by and displaced across a wide zone of normal faults. The contact between the Upper Plate Sandstone and the Lower Plate Siltstone is interpreted to generally follow a thrust fault formed as a consequence of the Late Cretaceous compressional folding and thrusting. This interpretation is supported by Nourse’s mapping of an overturned anticline located immediately southwest of the mine which verges northeast and places the older Altar Formation in the upper plate of the thrust uncomformably in contact with the younger Morita Formation in the lower plate. Exploration drilling and limited pit mapping of this contact confirms that it generally is comprised of an extensive fault fabric. The thrust contacts are generally planar, they strike N60°W and dip 10°-20° to the southwest.

The thrust contact described above is offset across a wide zone of normal faults that strike N60°W and have three predominant dip directions (Figure 5-2). Pit mapping has shown that the three dip orientations are scattered throughout the structural zone and no single orientation has been measured for any single fault. The current geologic model has differentiated four individual normal faults that can be correlated along strike and down dip from mapping and drilling. These are referred to as Normal Faults (“NF”) 1-4 from east to west (Figure 5-1). Mining to date has exposed NF-1 along the northeast pit highwall where it displays a strong fabric, with a vertical dip. Drilling has shown that this fault is closely associated with numerous zones of elevated gold grades. NF-2, NF-3 and NF-4 are currently interpreted to dip steeply to the southwest based on the lithologic relations seen in the drilling. Figure 5-3 illustrated the distribution of the faults measured in the pit to those modeled. The northeast dipping faults are interpreted to be minor conjugate faults located within the hanging wall of the major structures. As more pit mapping is completed and structural data is collected, the modeled fault geometries will likely need to be revised.

Quartz veining is common within the mineralized rocks at El Chanate. These structures are generally thin, <0.5-3.0cm wide and occur as en echelon sheeted sets. Structural mapping within the pit has delineated two predominate orientations (Figure 5-4). Set A is the most prevalent, oriented at N15°W, 30°SW. Set B is oriented at N70°W, 35°N. Based on the simple concept that the extension direction was likely oriented normal to the veins, Set A would be associated with normal slip along the east dipping faults and Set B would be associated with oblique-slip along the vertical and west dipping faults. Figure 5-5 illustrates these relations.

Exploration

Surveys and Investigations

Procedures and Parameters

Since acquiring ownership of El Chanate, Capital Gold has focused their exploration on geologic mapping, geophysics and drilling. Geologic investigations began in 2001 with mapping and surface sampling of the site by Resources Geosciences de Mexico (“RGM”) personnel, Matt Gray, Fernando Oviedo, and Mario Costianos. This work focused on general rock types, structural analysis and alteration. The local mine and surrounding areas were mapped at a 1:2,000 scale. In 2004, this work was expanded to cover the El Charro Area and El Cuchilla Mine. That same year, Structural geologist Bill Rehrig conducted a study of the structural controls on mineralization at El Chanate.

As mining progresses, each 6m bench is mapped in detail by project geologists. This work is compiled on 1:500 scale map sheets and focuses on lithologic and structural controls of mineralization. Five lithologic units and six structural fabrics are used to describe the geology. Data is plotted in AutoCAD drawings and updated as the work progresses. Structural fabrics are also tabulated by type, x,y,x location and orientation and then plotted on stereonet as part of an ongoing structural analysis.

Two Induced Polarization (“IP”) studies were completed during 1994. Exploracion Geofisica Sion (Hermosillo) conducted 5,200m of IP survey on 3 lines at the Mony-Minerva area, and over 4,000m on 4 lines at the El Chanate area. Zonge Engineering and Geophysical Corporation of Tucson, Arizona completed 5,400m of IP survey on four lines at El Chanate. The IP work focused on identifying areas of high sulfide content in order to use them as pathfinders to target potential gold mineralization. Zonge has also conducted a ground based magnetic survey during 2008. This work was useful in delineating the Miocene age, andesite dikes which tend to follow the high angle, mineralized normal faults. Anomalous areas from both surveys were targeted for follow up work. Some of these have been drill tested and others remain untested.

The Project drilling consists of both reverse circulation and core holes. Capital Gold first began drilling in 2002 with confirmation and infill holes about the EMISA drilling. They continued drilling through 2004 and did not drill during 2005. Two oriented core holes were drilled in 2006. In 2007, the drilling program resumed and has continued to the present day.

Interpretation

The exploration work conducted by Capital Gold meets current industry standards. The geologic mapping, surface sampling, geophysical surveys and exploration drilling programs are all appropriate for the type of mineralization. The drilling programs are well planned and carried out in a prudent and careful manner. All drill core and RC chip logging and sampling has been done by trained and professional personnel. Capital Gold has made a concerted effort to ensure good sample quality and has maintained a careful chain of custody and ensured sample security from the drill rig to the assay laboratory.

Mineralization

Mineralized Zones

The steeply dipping normal faults and the low angle thrust faults host the best mineralization at El Chanate. Small quartz veins are closely associated with the normal faults and are indicative of higher grade zones of mineralization.

Surrounding Rock Types

The Upper Plate Sandstone hosts the majority of the mineralized material. The Lower Plate Siltstone is the second most common host rock and the Latite is the third most common host. Portions of the Andesite are also mineralized. It is likely that the older andesite flows are partly mineralized whereas the younger andesite dike may well be post-mineralization.

Relevant Geological Controls

The dominant controls on gold mineralization are structural channeling along faults and development of veins by dilation and hydraulic fracturing. Gold precipitation is dependent on a chemically favorable environment but is not strongly influenced by rock composition. Relatively deep-seated regional structures appear to have been active at the time of mineralization and have played a vital role in the structural preparation of the host rocks and channeling of the mineralizing fluids. The fluids, and their contained metals are believed to have been derived either from a deeper magmatic source rock or from deep metamorphic processes associated with the Laramide Orogeny.

Type, Character and Distribution of Mineralization

Several petrographic studies were done, by the late Ralph Honea, for Anglo Gold. Studies included both transmitted light study of host rock textures and mineralogy, and polished section study of ore mineralogy. Gold and electrum particles were observed up to 100µ in size. These particles were contained in association with various sulfide minerals, predominately pyrite, and as free grains in quartz veinlets. Sulfide minerals which occur in trace amounts include sphalerite, galena, chalcopyrite, tetrahedrite.

Drilling

Type and Extent of Drilling

The drilling at El Chanate consists of RC and core holes. RC drilling is typically conducted with truck-mounted drills under dry drilling conditions. The drill uses a down-hole hammer with a 5.5in bit. Sample is collected by a face sampling bit or an interchange and travels up the center of the drill string so that no contamination can occur. Only rarely is water encountered within the drillhole and high water flow is extremely uncommon. The deepest RC hole is 363m.

Core drilling is also completed by truck-mounted rigs using a standard mud system. The majority of the holes are HQ diameter with a few being PQ. Core is retrieved in a standard core barrel using a wire line system. The deepest core hole is 363m.

To date, 371 holes have been completed for a total of 55,294m. There are 333 RC holes and 38 core holes. They are generally oriented along sections at azimuth 33° and have a wide range of plunge angles. The average drillhole length is 150m. The current drilling covers 3,100m of strike length and 300m of vertical extent.

Procedures

A drill location is first laid out by the mine surveyors with a specified easting and northing and a drill pad is constructed if necessary. After the pad is completed, the collar point is reestablished. The drilling has been conducted by a number of different companies, all of which have been reputable industry contractors. Typically, the overburden in the resource area is very thin and only a short section of casing is required. Down hole survey readings are generally taken once the hole has been completed. A reading is typically taken at the bottom of the drillhole and then at intervals ranging between 25 to 150m. On average, the holes are surveyed every 125m. A variety of different survey tools have been used. There is no hole-abandonment remediation required in Mexico. Drill hole collars are covered and marked by a square concrete slab with the hole number etched in the concrete.

Results

Reputable contractors using industry standard techniques and procedures have conducted the drilling. This work has defined a large zone of anomalous gold mineralization within the sedimentary rocks and fault zones.

The mineralization is interpreted to follow several orientations controlled by fault planes and sheeted sets of enechalon veins. The drillholes are arranged in a variety of orientations with most drilled vertical or oriented steeply to the northeast. Based on the range of mineralization orientations and drillhole orientations, most of the drill sample lengths do not represent the true thickness of mineralization.

Interpretation

SRK is of the opinion that the drilling operations were conducted by professionals, the RC chips and core were handled, logged and sampled in an acceptable manner by professional geologists, and the results are suitable for support of a NI 43-101 compliant resource estimation.

Sampling and Analysis

Sampling Methods and Chain of Custody

The RC drilling samples are collected by a designated, trained sampler supplied geological team. The entire length of the hole is sampled. Samples are collected every 1.5m of hole advance from a three-tier riffle splitter at the drill rig. At every sample interval, the hole is blown clean and advancement is halted until all material has passed through the splitter and the sample pan has been replaced. The sample material is poured directly into a sample bag prelabeled with a blind sample number. The sample bag is immediately tied closed and is stored in sight of the sampler at the rig until the end of the shift. A small amount of the reject split is washed and then placed into a plastic chip tray. The chip tray remains closed when not in use. At the end of each drilling shift, Capital Gold personnel transport the samples to the Capital Gold sample processing area at the mine. At this point, the custody of the sample is exchanged to Capital Gold.

During the core drilling operation, the core is retrieved from the core barrel and laid sequentially into plastic core boxes. The core is washed and interval blocks are placed at all run breaks. Once the box contains approximately 2.5m of core, the ends and sides are label with drillhole identification, from-to intervals and a sequential box number. The box is then covered with a plastic lid and stacked at the rig to assure that the core is not exposed to any potential contamination or mix-ups. At the end of each drilling shift, the boxes of core are transported by Capital Gold personnel in a pickup truck to the Capital Gold core processing area at the mine. At this point, the custody of the core is exchanged to Capital Gold.

Upon receipt from the drilling contractor, the core is arranged sequentially from top to bottom. It is first logged for lithology and then for geotechnical properties. Geologic and geotechnical logging is recorded by hand on standard logging forms with primary emphasis on the lithology and alteration of the rocks. Sample intervals are then defined and marked on the core and the core boxes. The entire drillhole is sampled at nominal 1.5m intervals, with breaks at obvious lithologic contacts. The sample intervals are recorded in three places; the logging notebook, the sample booklets and on the core boxes. After the sample intervals are marked on the core boxes, the core is photographed in natural light.

The core is sawn in half by a diamond saw. No cut lines are marked on the core since drilling is generally at an unknown angle to mineralization. Half of the 1.5m cut core is then placed into a pre-labeled sample bag. The bag also contains a sample identification tag with a blind sample number. Each bag is immediately stapled closed. A master list is maintained which records the drillhole identification and from-to intervals of all sample tags. The remaining half of the core is returned to the box for archive. The archive boxes of half core are then moved to a secure, core storage area located at the mine. The core is sorted by drillhole and sequential box number and a master inventory list is maintained.

The following description of sample length is cited directly from IMC (2009):

The typical sample interval in the holes was 1.5 to 2m, which is appropriate for the gold mineralization at El Chanate. For RC samples, about 74.5% of the samples were 1.5m in length and 25% were 2m and less than 0.5% were less than 1.5m in length; it is generally not practical, or possible, to attempt to break RC intervals at lithologic or grade boundaries. For core samples, about 5% of the samples were less than 1.5m in length, about 14% were 1.5m in length, 77% were 2m in length, 3% between 2m and 3m in length, and the remaining 1% over 3m in length. There is no evidence of any consistent attempts to break core samples at lithologic or grade boundaries.

Factors Impacting Accuracy of Results

The various drilling and sampling programs were conducted by professional drillers and geologists who, undoubtedly, performed to the standards of the mining industry. The sample recovery as recorded on the drill logs, shows that nearly all of the mineralized intervals produce very good recovery. Since the entire hole is sampled, all of the potentially mineralized material is tested. Such thorough sampling ensures that both mineralized and un-mineralized material is adequately characterized. Based on the good recovery, proper chain of custody, and thorough sampling methods, the factors impacting accuracy of results are very positive.

Sample Quality

The drilling, logging and sampling procedures described above combined with good recovery ensure that sample quality of the El Chanate drilling is very good. The sample length is appropriate to accurately characterize the mineralization and to distinguish any zones internal to the mineralization, which may have anomalously high or low-grades.

Relevant Samples

The relevant samples are the mineralized intervals of the drillholes.

Sample Preparation and Assaying Methods

The following description of sample preparation and assaying is cited directly from IMC (2009):

Not much is known about the EMISA sample preparation procedures. It was reported to Independent Mining Consultants (IMC) that EMISA RC samples were collected in total and run through a roll crusher. The crushed sample was then split in a Jones splitter. The split was then fire assayed with the gold measured by AA. EMISA core samples were impact split. One half of the core was submitted for crushing, pulverization and fire assay. Selected intervals of the remaining half were submitted for metallurgical testing. Gold assays were done by AA procedures. Most of the assays were done by American Analytical Lab, but some assays were also done by Bondar-Clegg, SGS, and Skyline. All of these were considered reputable labs at the time the work was done.

The 2002 Capital Gold RC samples were collected in a cyclone separator and split in a Jones splitter. Samples were then prepared using the Chemex “sparse particle” method, which involves the following steps:

(a)	Entire sample crushed to 75% minus 10 mesh

(b)	Sample split to 250g

(c)	Split sample pulverized to 95% minus 150 mesh

(d)	30g sample assayed by fire assay with AA finish

(e)	Rejects for samples with >300ppb gold retrieved from storage and ground to 90% minus 20 mesh

(f)	500g split from the reground material and pulverized to 96% minus 150 mesh

(g)	Samples with original assays between 300 and 3,000 ppb analyzed by 50g fire assay with AA finish

(h)	Higher-grade samples screened at 150 mesh and all the plus 150 mesh fraction fire assayed, with duplicate fusion on the minus 150 mesh fraction.

The 2003 Capital Gold RC samples were collected in the same way as the 2002 samples except that the driller was instructed to blow the hole clean after each sample was taken. The split sample was then crushed to 75% minus 10 mesh, split to 150g and pulverized to 95% minus 150 mesh. A 50g sample was then fire assayed with AA finish.

The Capital Gold HQ core samples were split with a diamond saw and one half was then quartered with a diamond saw. A quarter split was then prepared and assayed using the sparse particle procedure described above.

The Capital Gold PQ metallurgical core samples were submitted in their entirety to Chemex. The sample was then crushed to 80% passing  1/2 inch and passed through a sample splitter until 500g remained. This sample was then crushed to 75% minus 10 mesh, a 250g sample was split out, and this sample was pulverized to minus 150 mesh. 50g of this material was then fire assayed with an AA finish.

The Capital Gold 2007 and 2008 samples were also assayed at Chemex using similar procedure as previous samples. The current specification for crushing is 90% passing 2mm and for pulverizing is 85% passing 75 microns. Analysis is still by a 30 gram fire assay with AA finish. Samples with assays greater than 10 g/t were re-done with a 30 gram fire assay with gravimetric finish. Screen assays for the higher grade samples are no longer being done. Ten grams per tonne gold was the upper detection limit for the initial AA analysis.

Other than the sample preparation procedures for the Capital Gold PQ samples (3 holes), the sample preparation and analytical procedures for the samples are in line with industry norms. Since the sample split for the PQ core was conducted on a  1/2 inch rather than a minus 10 mesh sample, there would be a tendency to add imprecision to analytical results, but it would not necessarily bias the results.

ALS Chemex laboratories are highly regarded facilities for sample preparation and analysis. Most laboratories are registered to ISO 9001:2000 standards and many are ISO 17025 accredited.

Other than splitting the core and splitting the RC samples, Capital Gold personnel are not involved in the sample preparation or analysis.

The 2009 core samples were prepared at the ALS Chemex laboratory in Hermosillo, Mx. The samples were prepared using the same procedures described above for the 2007 and 2008 analyses. Analysis of the 2009 samples also followed identical procedures as those described above for the 2007 and 2008 samples.

Quality Assurance and Quality Controls (“QA/QC”)

Historically, check assays were the only QA/QC procedure used. Table 11.2.1 annotates the various check assay combinations that were done among the various laboratories. IMC (2005) assumed that the majority of these are check assays on a pulp prepared at the original laboratory (i.e. analytical checks only), rather than check assays done on fresh pulps prepared from coarse rejects which check both the analytical and sampling procedures. This analysis shows a comparison of the number of the assays, the mean grades, and the percent difference between mean grades. That information addresses potential bias between the various laboratories. The final column is a measure of relative precision and is the expected percent error between any one assay and the true value.

Table 11.2.1: Comparison of Assay Results

Assay	Original Assay	Check Assay	No. of Assays	Original Mean (g/t)	Check Mean (g/t)	Difference (%)	Precision (%)
1	A.A 1	A.A2	1,039	0.832	0.814	-2.2	6.9
2	A.A 1	B.C. 1	93	0.474	0.326	-31.2	36.1
3	A.A 1	B.C. 2	426	1.325	1.027	-22.5	24.2
4	A.A 1	Skyline	420	0.802	0.826	3.0	26.1
5	A.A 1	Cone 1	576	0.511	0.526	2.3	13.6
6	A.A 2	B.C. 2	48	1.408	1.834	-23.8	24.7
7	A.A 2	Cone 1	65	1.053	1.217	15.6	15.1
8	Sgs 1	Sgs 2	359	0.500	0.481	-3.8	12.8
9	Sgs 1	Sgs 3	45	0.482	0.423	-12.2	12.4
10	Sgs 1	Sgs 4	45	0.482	0.357	-25.9	16.5
11	Sgs 1	Skyline	117	0.559	0.540	-3.4	20.1
12	Sgs 1	Cone 1	103	1.013	0.859	-15.2	24.8
13	Sgs 1	Cone 2	103	1.013	0.937	-7.5	13.2
14	Sgs 2	Sgs 3	45	0.346	0.423	22.3	17.5
15	Sgs 2	Sgs 4	45	0.346	0.357	3.2	17.0
16	Sgs 2	Skyline	117	0.573	0.540	-5.8	22.4
17	Sgs 2	Cone 1	103	0.956	0.859	-10.1	25.9
18	Sgs 2	Cone 2	103	0.956	0.937	-2.0	14.6
19	Sgs 3	Sgs 4	45	0.423	0.357	-15.6	13.5
20	Skyline	Cone 1	319	1.032	0.932	-9.7	22.8
21	Skyline	Cone 2	284	1.061	1.086	2.4	16.7
22	Chemex 1	Chemex 2	46	1.068	1.376	28.8	19.3
23	Chemex 1	Chemex 3	67	0.401	0.374	-6.7	13.6
24	Chemex 1	Chemex 7	553	0.834	0.838	0.5	16.0
25	Cone 1	Cone 2	353	0.903	1.026	13.6	22.8

Total/Weighted Averages			5,519	0.831	0.798	-2.9	17.0

As part of the 2009 drilling program, Capital Gold conducted an industry standard QA/QC program, which includes blanks, standards and duplicate samples inserted or taken every 20th sample. Four different standards were used which suite the typical grades of mineralization. Overall, the reported values match the certified values very well. All of the blank samples returned values below or at detection levels.

Three types of duplicate sample data were generated. Field duplicates were made by cutting the  1/2 core into two  1/4 core halves and analyzing each sample independently. This type of duplicate sample is useful for assessing variability in mineralization commonly referred to as nugget effect. The second type of duplicate sample was made by generating two different pulps from the same core sample. This type of duplicate is useful to access variations in sample preparation and analysis at the primary laboratory. The third type of duplicate data was generated by sending sample pulps to a second, outside laboratory for independent analysis. The results of the three duplicate analyses are presented below. None of the duplicate sample types indicated any major concerns with respect to sample reproducibility or assay lab bias.

1/4 Core Field Duplicates
Second 1/4 Core
First 1/4 Core
0
0.5
1
1.5
2
2.5

SRK Consulting	El Chanate Gold Mine, State of Sonora, Mexico	Field Duplicate Results		
SRK Job No.: 158900.080				
File Name: Figure 11-2.doc		Date: 11/20/09	Approved: BaS	Figure: 11-2

Pulp Duplicates
2.5
2
1.5
1
0.5
0
Duplicate Pulp
0
0.5
1
1.5
2
2.5
First Pulp

SRK Consulting
Engineers and Scientists

SRK Job No.: 158900.080

File Name: Figure 11-3.doc

El Chanate Gold Mine,
State of Sonora, Mexico

Pulp Duplicate Results

Date: 11/20/09

Approved: BaS

Figure: 11-3

Laboratory Duplicate Assays
Skyline
Chemex
0
1
2
3
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8

SRK Consulting
Engineers and Scientists
SRK Job No.: 158900.080
File Name: Figure 11-4.doc
El Chanate Gold Mine,
State of Sonora, Mexico
Laboratory Duplicate Results
Date: 11/20/09
Approved: BaS
Figure: 11-4

Interpretation

Conclusions drawn from the analysis of historical analysis include:

(i)	There is no evidence of analytical bias between American Analytical, Cone or Skyline;

(a)	There are substantial differences between American Analytical and Bondar-Clegg with (American Analytical being about 20% higher);

(b)	SGS assays tend to average higher than the check laboratory (but they are not a large part of the database);

(c)	The Skyline versus Cone comparisons show an agreement in mean grades but relative precision is still in the 16.7% to 22.8% range;

(d)	The assays from American Analytical and Skyline which represent 80% of the assay database are probably free of significant analytical bias;

(e)	It is apparent that a significant amount of gold at El Chanate is in fairly coarse form, making replication of assays difficult (100 to 200µm gold particle sizes are considered coarse for assay replication purposes); and

(f)	Most of these checks were done on sample pulps prepared at the original lab and do not verify the entire sample preparation procedure.

The QA/QC program conducted in 2009 showed that there is no assay lab bias or major concerns with respect to sample reproducibility.

Data Verification

Quality Control Measures and Procedures

The electronic database has been verified to original source data by several qualified personnel over the past six years. The first verification was done by IMC in 2003. The IMC drillhole database has incorporated substantial verification procedures for the data in most of the critical areas. IMC reported that they found that the assay database was consistent with assay certificates. They also reported that there was no evidence of significant contamination of RC samples during drilling. IMC stated that assays from American Analytical and Skyline, which represent 80% of the assay database, were probably free of significant analytical bias. IMC also checked the logging of the RC drillholes against the core holes and found that the geological logs from the RC holes could be used to define contacts between major rock types (after some corrections) and the base of the oxide zone, but they were not suitable for fault zone locations, quartz vein intensity or pyrite content.

IMC (2007) compared the 2007 drilling database with Chemex assay certificates for about 25% of the new holes. No significant errors were discovered.

In 2009, IMC was provided with a database of the 2008 analytical results from Capital Gold personnel and the original Chemex assay certificates. The database was validated to the certificates and no problems were noted (IMC 2009).

For the current study, SRK received the electronic database from Capital Gold which includes all of the data verification procedures described above. SRK performed spot checks on the 2009 drillhole assay by comparing them to the original Chemex assay certificates. No errors were found.

Limitations

The database prepared by previous qualified persons relies on the industry professional information supplied by IMC, Capital Gold and from various professional assayers. SRK has handled the data with utmost regards to accurate transfer and preservation, but does not take responsibility for the quality of the source data.

Mineral Resources and Mineral Reserve Estimates

Resource Estimation

Qualified Person for the Mineral Resource Estimate

Dr. Bart Stryhas constructed the geologic and resource model discussed below. He is responsible for the resource estimation methodology and the resource statement. Dr. Stryhas is independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

Drillhole Database

The drillhole database was compiled by Capital Gold and is determined to be of good quality. The database consists of four Microsoft Excel® spreadsheets containing collar locations surveyed in UTM NAD27 coordinates, drillhole orientations with down hole deviation surveys, assay intervals with gold analyses and geologic intervals with rock types. The appropriate codes for missing samples and no recovery were used during the modeling procedures.

The drillhole database contains information from 371 holes totaling of 55,294m. There are 333 RC holes and 38 core holes with no obvious gaps in the naming sequence. The drillholes are generally oriented along sections at azimuth 35° and have a wide range of plunge angles. The maximum drillhole depth is 385m and the average is 150m. Down hole deviations surveys were made on core holes, typically at 125m separations.

Geology

The resource estimation is based on a generalized geologic model consisting of four rock types; including sandstone, siltstone, latite and andesite. The main lithologies are the sandstone in the upper plate and the siltstone in the lower plate. These are cut by small, irregular bodies of latite and andesite. The sandstone/siltstone contact is interpreted to be a thrust fault that strikes N60°W and dips 10°-20° southwest. The thrusted lithologies are offset across four high angle normal faults which strike N60°W and dip 60°-80° southwest. The latite and andesite bodies are interpreted as tabular or pod shaped bodies aligned parallel to both the thrust and normal faults. The block model was coded with all upper plate blocks as sandstone and all lower plate blocks as siltstone. These codes were then overwritten by all blocks located within the latite wireframe and lastly, by all blocks located in the andesite wireframe. This coding sequence essentially mimics the structural and intrusive history of the area.

Block Model

A block model was constructed within the UTM NAD27 grid coordinate limits listed below. A 6m x 6m x 6m (x, y, z) block size was chosen as an appropriate dimension based on the current drillhole spacing and the open pit smallest mining unit. A topographic surface generated from 1m contours was provided by Capital Gold and was used to flag the top of bedrock in the block model. Soil thickness varies slightly over the deposit and the soil thickness is generally very thin or non-existent.

Table 15.1.4.1: Block Model Limits

Orientation	Minimum (m)	Maximum (m)	Block Dimension (m)
Easting	411,400	413,500	6
Northing	3,406,500	3,408,600	6
Elevation	100	604	6

Compositing

The raw assay gold data was first plotted on histogram and cumulative distribution graphs to understand its basic statistical distribution. The histogram shows a strongly negative skewed distribution, typical for most gold deposits. The cumulative distribution curve illustrates a continuous population set with a distinct break in slope and continuity at 35.0ppm. The raw assay data was capped at 35.0ppm which resulted in 6 assays ranging from 35.9ppm to 346.6ppm, being reduced to 35.0ppm prior to compositing. The original assay sample lengths range from 0.2 to 8.0m with an average of 1.7m. For the modeling, these were composited into 6m bench lengths. This length was chosen mainly so that one composite would comprise each 6m block height. The cumulative distribution plot of the composited data showed no outlier points.

Density

Capital Gold has conducted density testing on the drill core samples from the 2003 drilling program and from EMISA core. They selected 75 samples from seven lithic variations including the four bedrock types, fault material and two soil/weathered units. Density values presented in the table below were assigned in the block model based on each block’s majority lithic type. These are the same density values used in all previous resource estimations.

Table 15.1.6.1: Density Values by Rock Type

Rock Types	Density
Sandstone	2.54
Siltstone	2.67
Latite	2.53
Andesite	2.53

Variogram Analysis and Modeling

Variogram analysis was performed on the composited Au data filtered to include only the mineralized intervals greater than 0.1ppm and on indicator flags assigned to these composites. Four directional semi-variograms of the indicator variable were constructed using two different search strategies in two different orientations. The first search strategy was to use data from all directions located within the thrust fault orientation. The second searched only up and down dip along the thrust fault orientation. The third search used data from all directions located within the normal fault orientation. The fourth searched up and down dip of the normal fault orientation. The indicator variable did produce good variograms in each of these searches as shown in the table below. These same search strategies were applied to the composited Au values. Unfortunately, no valid variograms could be generated. All of the composited Au variograms displayed pure nugget effects.

Table 15.1.7.1: Semivariogram Model Results

Search	Range (m)	Nugget	C1 Sill Differential
Thrust Fault, All directions in plane	300	0.104	0.141
Thrust Fault, Down dip	185	0.094	0.151
Normal Fault, All directions in plane	250	0.112	0.132
Normal Fault, Down dip	150	0.100	0.145

Grade Estimation

The El Chanate Deposit was modeled only for Au. All block grade estimates were made using the 6.0m bench composites.

Due to the intermittent nature of the mineralization, it was necessary to create hard boundaries within which to confine the grade estimation. This was achieved by using a categorical indicator approach. This method first separates the composite data into lower grade and higher-grade groups based on an appropriate cut-off value which is below the anticipated mining cut-off. In this case, a 0.1ppm Au cut-off was used. The composite values below 0.1ppm Au are flagged with a 0 and those above are flagged with a 1. The composite indicators values (0 or 1) are then interpolated into the block model thus creating indicator block values between 0 and 1. The indicator values were interpolated using an Ordinary Kriging algorithm since valid variograms could be generated from the data. The estimation procedure merged the four rock types into two estimation groups. The sandstone, siltstone and latite were grouped into a single estimation lithology based on the similar average Au grades shown in the whisker plots of Figure 15-1. The andesite has a distinctly lower average Au grade and therefore it was isolated as a unique estimation lithology. A two-pass estimation strategy was employed. In the first pass, a min/max of 1/3 composites with no octant restriction was used. This pass was allowed to search within a 6m x 6m x 6m sphere. The second pass used five unique search directions depending on structural regime. A min/max of 2/5 composites with an octant restriction was used. This pass was allowed to search within a 80m x 80m x 15m ellipsoid. The ellipsoid was oriented according to the structural domains and orientations presented in Table 15.1.8.1. All blocks within the upper plate and all blocks within 15m of the thrust contact in the lower plate were assigned to search code 1. Certain parts of the southwestern thrust plate have a slightly steeper dip and were assigned to search code 2 or 3. All blocks within the lower plate and blocks which were within 10m of a normal fault in the upper plate were assigned to search code 4. Certain parts of Normal Fault #4 were assigned to search code 5.

Table 15.1.8.1 Search Ellipsoid Orientations

Search Domain/ Structure Type	Rotation about Z	Rotation about X	Rotation about Y
1- Thrust Fault	213	-6	0
2- Thrust Fault	213	-11	0
3- Thrust Fault	213	-20	0
4- Normal Fault	210	-77	0
5- Normal Fault	210	-60	0

The estimation of the indicator values effectively assigns a probability to each block as to whether it would be above the 0.1ppm Au cut-off. Blocks assigned with a value of 0.1 have a 10% probability, a 0.5 have 50% probability and those with a 1.0 have a 100% probability.

The next step was to run Au grade interpolations using an Inverse Distance Cubed algorithm and analyze the results with respect to the production grades from the blast holes. Numerous grade estimations were carried out within the mined out portions of the pit in order to determine which probability threshold and sample selection criteria produced the best reconciliation to the production blastholes. In each run, the composites are flagged with the interpolated block indicator values so that only composites within the estimated blocks are selected during the grade interpolation. The final grade estimation considered all blocks with a categorical indicator value of 0.59 and above to be within the 0.1ppm Au grade shell. This estimation continued to honor the lithologic groups described above. During the first pass of the grade estimation, a min/max of  1/2 composites were used from a maximum search distance of 6m. During the second pass a min/max of 2/5 composites were used with no octant restriction. This pass was allowed to search within a 80m x 80m x 15m ellipsoid. The search ranges are based mainly on the author’s evaluation of what is appropriate for the deposit and from the results of the production reconciliation tests. A representative cross section of the interpolated block model grades is shown in the Figure 15-2.

Model Validation

Five techniques were used to evaluate the validity of the block model. First, the interpolated block grades were visually checked on sections and bench plans for comparison to the composite assay grades. Second, grade, tonnage and contained ounce comparisons were made between the interpolated block grades and the production blastholes. These results are presented in Table 15.1.9.1 below and show slightly lower block grades and slightly higher block tonnes with identical contained Au ounces to the production blasthole model. Third, a nearest neighbor estimation was run using a single composite to estimate each block within the same parameters used for the final inverse distance cubed model. The total contained gold ounces, at a zero cutoff grade in the nearest neighbor model were compared in the final inverse distance cubed model at the same cut-off. The final model contained 7% less metal than the nearest neighbor estimation, indicating that metal is not manufactured during the modeling process. Fourth, statistical analyses were made comparing the estimated block grades from the final inverse distance cubed estimation to a nearest neighbor estimation and the composite drillhole data. Table 15.1.9.2 below shows block grades by lithology which are slightly less or nearly equal to the composite grades as desired. Fifth, swath plots were generated to compare model blocks and composite grades at regular 100m swath intervals through the deposit. The results are presented in Figure 15-3. The swaths show an acceptable amount of grade smoothing with the majority of the block grades very close to or below the composite grades. All five model validation tests described above, provided good confidence in the resource estimation.

Table 15.1.9.1: Model Validation Pit Reconciliation

Cut-off (ppm)	Estimation	Au Grade (ppm)	Tonnes (kt)	Contained Ounces (koz)
0.2	Blast Hole Nearest Neighbor	0.790	9,302	236
	Block Model ID3	0.753	9,764	236

Table 15.1.9.2: Model Validation Statistical Results

Rock Type	Data Group	Mean
	6m Composites	0.629
Sandstone	NN Blocks	0.545
	ID3 Blocks	0.549
	6m Composites	0.769
Siltstone	NN Blocks	0.660
	ID3 Blocks	0.654
	6m Composites	0.592
Latite	NN Blocks	0.667
	ID3 Blocks	0.643
	6m Composites	0.251
Andesite	NN Blocks	0.299
	ID3 Blocks	0.256

Resource Classification

The Mineral Resources are classified under the categories of Measured, Indicated and Inferred according to CIM guidelines. Classification of the resources reflects the relative confidence of the grade estimates and the continuity of the mineralization. This classification is based on several factors including; sample spacing relative to geological and geo-statistical observations regarding the continuity of mineralization, data verification to original sources, specific gravity determinations, accuracy of drill collar locations, accuracy of topographic surface, quality of the assay data and many other factors, which influence the confidence of the mineral estimation. No single factor controls the resource classification rather each factor influences the result. Generally, most of the factors influencing the resource classification at El Chanate are positive. The history of mining and resource reconciliation adds a high level of confidence to the grade and continuity of the mineralization.

The resources have been classified as Measured, Indicated and Inferred based primarily on sample spacing as indicated by drilling density. Measured Resources were classified by two methods. The first includes all blocks which were assigned grade during the first pass of the grade estimation. These blocks are located within 6.0m of a drillhole which represents the same confidence that has been demonstrated from production blastholes. Additional Measured Resources are confined within a wireframe shape constructed around the core of the deposit where most drillholes are spaced approximately 30m apart. The wireframe was limited at depth to the base of where the drillholes remained closely spaced. Indicated Resources are confined within a larger wireframe shape constructed around the deposit where most drillholes are spaced approximately 50m apart. The wireframe was limited at depth to the base of the drillholes so that any mineralization projected below the base of drilling was not classified as indicated. All blocks located outside of the Indicated Resource wireframe, about the periphery of the deposit, were classified as Inferred Resource. The Measured and Indicated Resource blocks are shown below in Figure 15-4.

Mineral Resource Statement

The El Chanate Mineral Resource statement is presented below in Table 15.1.11.1 both as inclusive and exclusive of Mineral Reserves. A 0.12ppm Au cut-off grade was chosen for resource reporting based on the current mine plans described in Section 15.2. The 0.12ppm Au cut-off is slightly below the optimized, in pit cut-off grade of 0.15ppm Au. The results reported in the resource statement have been rounded to reflect the approximation of grade and quantity, which can be achieved at this level of resource estimation. The resources are included within a pit design based on a US$1,000 gold price and the same design parameters as the reserve pit described below in Section 15.2.

Table 15.1.11.1: El Chanate Mineral Resource Statement

Inclusive of Mineral Reserves

	$00.00	$00.00	$00.00	$00.00
Resource Category	Au ppm Cut-off	Total (Mt)	Au Grade (ppm)	Contained Au (Moz)
Measured	0.12	23.0	0.687	0.508
Indicated	0.12	52.1	0.635	1.065
M&I	0.12	75.1	0.651	1.573
Inferred	0.12	6.1	0.795	0.157

Exclusive of Mineral Reserves

	$00.00	$00.00	$00.00	$00.00
Resource Category	Au ppm Cut-off	Total (Mt)	Au Grade (ppm)	ContainedAu (Moz)
Measured	0.12	0.6	0.270	0.005
Indicated	0.12	4.0	0.496	0.064
M&I	0.12	4.6	0.466	0.069
Inferred	0.12	6.1	0.795	0.157

Material Effects on Mineral Resources

The mineral resources described in the section entitled “Mineral Resource Statement” above, constitute contained metal in the ground. There are no known material issues related to environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues which may affect the mineral resources. Additionally, there are no known material issues related to mining, metallurgy, infrastructure and other relevant issues which may affect the mineral resources.

Reserve Estimation

Conversion of Mineral Resources to Mineral Reserves

Ore reserves are based on the economic balance between the value per tonne of rock against the costs to mine and process each tonne of rock. The value is based on estimated metal concentration, estimated metal value and milling recovery. The costs include mining, milling, and overhead.

To define the value per tonne of rock, the estimated concentration of gold is factored by an estimated long-term value. The long-term gold price used by El Chanate in the cut-off grade calculation is $800/oz. In the opinion of SRK, this gold value is reasonable and appropriate for ore reserve estimation, although it is clearly substantially below current spot price.

The second factor is the milling recovery, which is based on mill head grade versus tail grade. The reserve uses a multiple heap leach recovery values according to rock type but overall average 58.25%.

The costs used for calculating the mining reserve are based on historical information for mining, milling and G&A. SRK has reviewed these historical costs and agrees with the projections.

The conversion of mineral resources to open pit ore reserves requires accumulated knowledge achieved through pit optimization, pit design and associated modifying parameters. This culminates in the cut off grade which determines the quantity of ore within a pit design. SRK has used the internal cut-off grade as defined:

Internal CoG =	Total Unit Processing & Administration Operating Costs
(Au Price – (Royalty + Final Refining Costs)) x Process Recovery

Other factors not related to economics and cut-off grade include:

(a)	Slope angle. Directly effects stripping ratio and thus what can be considered a minable resource.

(b)	Pit design. The conversion from a theoretical pit optimization to actual pit design acts as dilution and in most cases increases overburden production.

(c)	Measured, Indicated and Inferred Classification. Inferred material is excluded from optimization calculation and treated as waste, thus the classification determined by the geologist directly affects the minable reserve.

Mining Operations

Introduction

The El Chanate gold mine may be characterized as a low-grade, low cost, low stripping ratio heap leach operation situated in the Sonora desert near Carborca, Mexico. Mining operations utilize contractor operations for drill and blast operations with a mixed contractor/owner mine fleet for loading and truck haul of ore to the crusher. Drill and blast operations benefit from very good drill penetration rates and fragmentation of broken ore. Due to the bulk nature of the ore mineralization, front-end-loaders (992) are the primary loading tool and compliment the Caterpillar 777 truck fleet. With the increase in gold price, reserves previously considered uneconomic are now potentially minable, but to realize these gains the mine will need to triple production rates after 2012 to prevent an unbalanced production profile.

Pit Optimization

Pit optimization was carried out on the El Chanate deposit using Whittle™ v4.2 pit optimization software in conjunction with Maptek’s Vulcan™ (v8) general-purpose mine planning package. The optimization used the maximum pit size possible for a US$800/oz-Au price as the basis for a conceptual pit design. Measured and Indicated ore reserves were used for different rock types with appropriate recoveries. Rock types with an Inferred classification did not contribute to pit optimization with the Au grade set to zero (and thus treated as waste).

Table 17.1.2.1 indicates the parameters used for pit optimization, which are based on the SRK resource block model dated September 9, 2009. The block model density was modified to include topographical influence on regular block sizes and honor end of month (August 2009) survey data.

Table 17.1.2.1: Whittle Block Model Parameters

Whittle Parameter	Type	Value

Base Units
Measured Indicated	Au	grams
Undiluted

Block Model Dimensions
	Geological
	X	6
	Y	6
	Z	6
	No. X	350
	No. Y	350
	No. Z	84
Reblocked For Optimization
	X	12
	Y	12
	Z	6
	No. X	175
	No. Y	175
	No. Z	84

Slope
	Bearing	Slope Angle

All Walls	0	45

Whittle® Results

Whittle® results are theoretical and provide guidance for a benched pit design with ramps. Upon selection of an ultimate Whittle pit (Pit 36 in Figure 17-1), a minable design targeted maximum ore recovery with associated increase in stripping ratio.

SRK Consulting
Engineers and Scientists

SRK Job No.: 158900.080

File Name: Figure 17-1.doc

El Chanate Gold Mine,
State of Sonora, Mexico

Whittle Pit Shell Analysis

Date: 11/20/09 | Approved: BaB | **Figure: 17-1**

So a comparison can be made between the theoretical results achieved in Whittle and that of a practical mine design, the following results (bench ore and waste targets) were achieved:

•	Pit 36 selected is equivalent to the US$800 gold pit and whittle revenue factor of 1;

•	Ore = 65,170kt;

•	Defined waste = 136,128kt;

•	Total tonnes = 201,298kt;

•	Ounces placed on pad = 1,430koz;

•	Ounces recovered = 828,584koz;

•	Averaged Recovery = 57.94%; and

•	Average Grade = 0.68g/t.

The El Chanate orebody has been under drilled on the eastern extents of the orebody for a number of historical reasons and as such the sensitivity to gold price corresponds to drilling density (ore to waste ratio).

The large jump from pit 23 to pit 24 implies the deposit would benefit from increased infill drilling to the east of the ore body given the general stripping profiles either side of this inflection point. Visually, pit 23 mines the core of the western extent and pit 24 mines the eastern extent once gold value increases to a level that pays for unknown/inferred (waste) rock associated with sparse drilling density.

Pit Design

SRK produced a detailed pit design for the construction of mining blocks. Figure 17-2 illustrates the final pit design. Where possible, pit walls were straightened and bench noses reduced. Current pit walls and proposed pit wall rehabilitation limits were used as limits in the current central pit sections.

Pit design considerations include:

(a)	Ramps placed on south walls away from foot wall;

(b)	Roads terminate near current crusher location;

(c)	Switchbacks at east and west extents to maintain ramp focus in central pit area;

(d)	Pit design is triple benched (6m bench) with 12m berm;

(e)	Haul roads 27m wide with max grade of 10% (shortest distance); and

(f)	Pit strings straightened to follow fault orientation at expense of additional stripping.

Pit Dimensions

The final pit design is approximately 1,500m long along strike, 750m wide and 300m deep. The pit volume is 108Mm3 containing 274Mt of material with a S.G of 2.54. When pit design tonnages are compared with pit optimization results (Section 17.2), the SRK pit design contains 26% more total material, 7.5% more ore and 5% more contained ounces. During the pit design process, ore recovery was maximized at the pit bottom with acceptable mining widths. The additional increase in total material movement is attributed to road width and straight high wall orientation to the north of the El Chanate fault. If additional infill drilling is sufficient to re-orientate the fault geometry, a new design has the opportunity to reduce the overall stripping ratio and improve confidence on final high wall location.

“Step outs” or increased berm widths (driven by model) of the final pit slope near the pit bottom need confirmatory drilling where mineralization is absent.

Phase Design

The final design was segregated into four phases for scheduling purposes. This allowed bench sinking rates to be controlled and flexibility in stripping profile enabled. The design criteria for each phase are as follows:

•	Phase 1 – Current pit floor deepened to account for three years of mining;

•	Phase 2 – Shallow extension along strike to the east as “Go to” blocks;

•	Phase 3 – First major pushback and final wall orientation along strike; and

•	Phase 4 – Final stripping pushback to pit bottom.

Production Schedule

A preliminary NPV schedule using WhittleTM, formed the base case production scenario, which was emulated for the El Chanate production schedule. The basic premise was to minimize stripping for the first three years while strategic planning continued on the “El Chanate mine expansion plan”.

The SRK production schedule was created using Chronos scheduling software with CPLEX as an optimization algorithm. Constraints on the schedule include:

(a)	Precedence. Benches in previous phases must be mined before block can be completely mined out, based on elevation;

(b)	Sinking Rate. Controlled max number of benches per phase per year (12 or 1/mo);

(c)	Maximum upper limit for ore ounces scheduled at 125koz/y;

(d)	Variable total tonnage limit to delay stripping for three years then increasing to maximum 30Mt/y; and

(e)	Objective function was to maximize ounces.

Schedule Results

Schedule results are based on an annual basis starting from end of month survey August 2009 (topography and block model datum).

Material types included high-grade (“HG”) which represents the current mine philosophy of sending material greater than 0.3g/t-Au to the crusher. The SRK production schedule and reserve report include material above an internal cut-off grade and the separation of HG and LG are for internal decision making purposes only. Material possessing incremental grades between 0.3g/t-Au and the internal cut-off grade are presented in Table 17.1.8.1. It should be noted that LG and HG are used in the economic model and reserve statement.

Table 17.1.8.1: Ore Cut-Off Grades

Ore Classifcation	Lower Cut (g/t-Au)	Upper Cut (g/t-Au)
HG UND Ounces	0.30
HG SILT Ounces	0.30
HG LAT Ounces	0.30
HG SAND Ounces	0.30
LG UND Ounces	0.15	0.3
LG SILT Ounces	0.19	0.3
LG LAT Ounces	0.19	0.3
LG AND Ounces	1.37
LG SAND Ounces	0.15	0.3

Cycle Time and Distance Estimation

Included in the production schedule are estimated cycle times which are accumulated for each bench within each phase of the production schedule. Cycle times do not include efficiency or delay parameters and are based on generic speeds (by grade) for loaded and unloaded Cat 777 trucks. Profiles are defined by phase ramp location within the pit and terminate at either a waste dump for waste, low-grade stockpile or crusher location for ore.

Mining Method

Fleet Requirements

The calculation and reconciliation of mine production costs is currently difficult given the breakdown with owner operation, contractor operations and overlapping cost centers as well as increased crusher production and upgrades. It is MSR intention to use the contractor for an agreed monthly production target and have MSR equipment take up any shortfalls in production to achieve the planned 12,000-15,000t/d through the crusher. This may involve a gradual transition to complete owner operator operations in the future. SRK predicted costs assume an owner operator case using labor rates, diesel and explosive cost supplied by MSR with maintenance and cost escalations supplied using the western mining handbook. After 2012, SRK has predicted a suggested fleet for owner operations. There is no guarantee this will be implemented and the possibility still remains for contractor operations.

During the first week of June 2009, SRK confirmed loader cycle time calculations, drill penetration rates and crusher clearance rates at the mine. The bottleneck for mine production is the primary crusher clearance rate. This was observed to be approximately 6 minutes and does vary according to material types. This places a restriction that only 10 trucks (777) can be dumped in an hour (without a stockpile) producing an 800t/h limitation. If the clearance rate was reduced then the bottleneck would be placed on loader operations for short ore hauls given the length of time to load trucks at the face – but this could be alleviated with dual loading operations or change in loading fleet.

With the production schedule material types, haul cycle times and distances estimated, SRK created an equipment productivity spreadsheet to estimate future mine fleet requirements. The spreadsheet was set up to:

(a)	Include El Chanate equipment to act as a back-up to the contractor fleet for 3 years and model additional equipment as needed;

(b)	Change the production fleet by upsizing to Hitachi 2500 excavator and Cat785 (150t) fleet equivalent for 2013;

(c)	Estimate mine operating cost and capital expenditures on fleet purchases and equipment rebuilds; and

(d)	Estimate ancillary operations based on loading capacity.

The table below illustrates the estimate fleet equivalent using the assumption of owner/contractor mining followed by owner operated mining after 2012.

Table 17.1.8.2: El Chanate Production Schedule

Period	Start Date	End Date	Total Tonnes	Waste Tonnes	Total t-ore	Total oz	Ore AuGrade (g/t)	Stripping Ratio
1	1-AUG-2009	31-DEC-2009	11,150,718	9,103,100	2,047,618	35,000	0.53	4.4
2	1-JAN-2010	31-DEC-2010	10,587,140	6,416,100	4,171,040	75,000	0.56	1.5
3	1-JAN-2011	31-DEC-2011	8,022,311	4,149,372	3,872,939	75,000	0.60	1.1
4	1-JAN-2012	31-DEC-2012	19,697,388	16,048,360	3,649,028	75,000	0.64	4.4
5	1-JAN-2013	31-DEC-2013	28,773,949	22,826,851	5,947,098	125,000	0.65	3.8
6	1-JAN-2014	31-DEC-2014	24,795,730	19,124,618	5,671,112	125,000	0.69	3.4
7	1-JAN-2015	31-DEC-2015	30,000,000	24,275,036	5,724,964	125,000	0.68	4.2
8	1-JAN-2016	31-DEC-2016	21,379,124	15,431,332	5,947,792	125,000	0.65	2.6
9	1-JAN-2017	31-DEC-2017	29,210,084	22,918,289	6,291,795	125,000	0.62	3.6
10	1-JAN-2018	31-DEC-2018	29,215,734	23,560,649	5,655,085	125,000	0.69	4.2
11	1-JAN-2019	31-DEC-2019	27,594,088	22,263,031	5,331,057	125,000	0.73	4.2
12	1-JAN-2020	31-DEC-2020	11,967,128	5,683,245	6,283,883	125,000	0.62	0.9
13	1-JAN-2021	31-DEC-2021	10,344,015	5,225,915	5,118,100	125,000	0.76	1.0
14	1-JAN-2022	31-DEC-2022	10,984,203	6,096,539	4,887,664	122,270	0.78	1.2

			273,721,613	203,122,437	70,599,175	1,507,270	0.66	2.88

Notes: Period 1 accounts for 4 months of mining and the high stripping ratio is attributed to mining behind a small wall failure that occurred during 2009. There is flexibility in the mine plan to delay this work through 2010 and 2011.

Waste Dump

As there is limited space available for heap leach extensions and waste dumps, several iterations of potential waste dump locations and sizing has produced a duel waste disposal possibility to the east and west of the pit. The west dump will require a diversion of the arroyo along the site boundary using the natural 1:85 gradient and 25m width of the drainage. The east dump leaves room for an east pad extension and is bounded by the east lease boundary. LG stockpile space is limited as the central LG dump location but is scheduled to be filled for a western heap leach expansion. The North West LG dump is an alternate site location. The LG stockpile size will be dependent on economic conditions, recoveries and mine performance going forward and should not be needed.

A detailed heap leach design for the east extension will be required to accurately size the east waste dump although it appears there will be ample space given an eight by eight meter lift pad envisioned.

Waste Dump Size

The east waste dump is limited in size due to the lease boundary extents and area designated for heap leach pad extension. Although there is opportunity to increase the waste dump size with additional land purchases and dumping to the north west. Additional drilling may also convert inferred and unestimated material into ore lessening pressure on the waste dump capacity.

Land disturbance requires payments be made to the Mexican government for each hectare affected.

Markets

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing a remarkable increase during the past year. The 36-month running average London PM Fix Price is $821/ounce through October, 2009.

Markets for doré are readily available. El Chanate ships its doré to the Johnson Matthey refinery in Salt Lake City, Utah.

Contracts

The following description of Contracts is cited directly from IMC (2009):

Capital Gold has contracted with Sinergia Civiles y Mineras S.A. de C.V. (Sinergia) to mine the El Chanate deposit. Contract terms specify that Capital Gold is responsible for fuel and explosives costs, as well as some additional labor and service charges. Capital Gold has contracted with the Johnson Matthey, Inc. refinery in Salt Lake City, Utah, USA to refine gold and silver from El Chanate.

During February 2009, Capital Gold signed a contract with Brink’s Inc to provide transportation of the doŕe from the mine site to the Salt Lake City refinery. The contract is subject to reevaluation after one year.

It is also reported to IMC that in March 2006 Capital Gold entered into two identically structured derivative contracts with Standard Bank. Each derivative consisted of a series of forward sales of gold and a purchase gold cap. Capital Gold agreed to sell a total volume of 121,927oz of gold forward to Standard Bank at a price of US$ 500 per ounce on a quarterly basis during the period from March 2007 to September 2010. The Company also agreed to a purchase gold cap on a quarterly basis during this same period and at identical volumes covering a total volume of 121,927oz of gold at a price of $535 per ounce. The result of these contracts was that as long as the gold price is above $535 per ounce Capital Gold’s realized price is the spot price less $35 per ounce. It has also been reported to IMC that these contracts have been bought out and are no longer in effect. As of this writing, none of the El Chanate gold production is hedged.

Capital Gold also has a contract with Degussa to supply cyanide to the mine.

Environmental Considerations and Permitting

A Final MIA closure plan described as an “Integral Rehabilitation or Restoration Program” has been submitted to SEMERNAT for validation.

The new MIA is based on the mine design at the $850oz/t evaluation. Capital Gold is paying an incremental usage fee of area in the permit. This is based on a “change of use of land”. The current Project area is fully accounted for.

For future expansion, Capital Gold will be required to pay the new area for the heap expansion and the waste dump expansion.

The El Chanate Mine has been assessed under the environmental Audit in compliance with PROFEPA to have the award of “Clean Industry”.

Taxes and Royalties

The following description of Taxes and Royalties is cited directly from IMC (2009):

The project is subject to many Federal, State, and local taxes, including, income taxes, value added taxes, social taxes, property taxes, customs duties, state duties, withholding taxes, and pension fund contributions. Some of these are based on revenues and some represent fixed costs. IMC does not have an opinion of the combined impact of all the taxes.

The property is subject to a Net Smelter Return (NSR) royalty payment to Royal Gold, who bought this royalty from AngloGold Ashanti. This generally amounts to about 4% of NSR (revenue less shipping and refining costs), as long as the gold price is above $350/oz.

Capital and Operating Costs

El Chanate estimates expenditures of $38 million over the remaining mine life as shown in Table 17.8.1. These include the categories related to process and heap leach facilities and mine closure. Mining will be performed by contractor, so there are no mine capital costs. A 15% contingency is applied to all cost estimates to account for unanticipated items related to future operations.

Table 17.8.1: Capital Cost Summary

Description	LoM Value ($000s)
Mining	0
Process Facility & Infrastructure	2,750
Heap Leach Pads	25,752
Mine Closure	4,600

subtotal	33,102
Contingency	4,965

Total	38,067

Sustaining capital costs for the ore processing plant and heap leach pad is estimated at $38 million for upgrades to existing facilities. The majority of this value is associated with the expansion of the heap leach pad, estimated at $26 million over the LoM. Mine closure costs are estimated to be $4.6 million. A breakdown of costs is given in Table 17.8.2.

Table 17.8.2: Process & Infrastructure Capital

Description	LoM Value ($000s)
Screen	2,500
Pads	25,752
Pond	250
Mine Closure	4,600

subtotal	33,102
Contingency	4,965

Total	38,067

Economic Analysis

SRK has reviewed the internal life-of-mine (“LoM”) technical costs at El Chanate. The mine has been operating for several years and projections indicate a positive cash flow throughout the remaining life of the mine.

The remaining mine life is 13 years.

The LoM plan and technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the OSC. These forward-looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially.

As is typical for low-grade deposits, the Project is most sensitive to market price (or gold grade). The Project is least sensitive to capital since it is a mostly-capitalized operating mine. The Project also exhibits a significant sensitivity to operating costs, suggesting the importance of good engineering and cost controls in the Project’s day-to-day operations.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Under the Business Corporations Act (Ontario), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity, on the condition that (i) such individual acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Registrant’s request; and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Registrant shall not indemnify the individual, unless the individual had reasonable grounds for believing that his or her conduct was lawful.

Further, the Registrant may, with the approval of a court, indemnify an individual in respect of an action by or on behalf of the Registrant or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual’s association with the Registrant or other entity as a director or officer, a former director or officer, an individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the fulfills conditions (i) and (ii) above. Such individuals are entitled to indemnification from the Registrant as a matter of right provided the individual seeking an indemnity: (A) was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (B) fulfills conditions (i) and (ii) above.

In accordance with the Business Corporations Act (Ontario), the by-laws of the Registrant indemnify a director or former director, an officer or former officer, an individual who acts or acted at the Registrant’s request as a director or officer of a body corporate or an individual acting in a similar capacity of another entity, or the respective heirs and legal representatives of each of the persons previously designated (each an “Indemnified Person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, which that Indemnified Person reasonably incurs in respect of any civil, criminal or administrative, investigative or other proceeding to which that Indemnified Person is made a party by reason of being or having been a director or officer of the Registrant or of a body corporate or by reason of having acted in a similar capacity for an entity if:

(a)	the Indemnified Person acted honestly and in good faith with a view to the best interests of the Registrant or as the case may be, to the interest of the other entity; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing the conduct was lawful.

The Registrant maintains directors’ and officers’ liability insurance which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the Business Corporations Act (Ontario).

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2. Consent to Service of Process

Concurrently with the filing of the Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registration Statement.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Ontario, Canada, on October 19, 2011.

AURICO GOLD INC.

By:	/s/ René Marion
René Marion
President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints René Marion and Scott Perry, and each of them, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form F-10 and any or all amendments to this Registration Statement, including post-effective amendments; and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Dates

/s/ René Marion René Marion	President, Chief Executive Officer and Director (principal executive officer)	October 19, 2011

/s/ Scott Perry Scott Perry	Chief Financial Officer (principal financial officer and principal accounting officer)	October 19, 2011

/s/ Luis Chavez Luis Chavez	Corporate Director of Mexican Operations and Director	October 19, 2011

/s/ Colin K. Benner Colin K. Benner	Chairman of the Board of Directors	October 19, 2011

/s/ Richard M. Colterjohn Richard M. Colterjohn	Director	October 19, 2011

Signatures	Title	Dates

/s/ Terrence Cooper Terrence Cooper	Director	October 19, 2011

/s/ Alan R. Edwards Alan R. Edwards	Director	October 19, 2011

/s/ Stephen Cooper Stephen Cooper	Director	October 19, 2011

/s/ Joseph Spiteri Joseph Spiteri	Director	October 19, 2011

/s/ Ronald E. Smith Ronald E. Smith	Director	October 19, 2011

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the City of Golden, Colorado, United States on October 19, 2011.

AURICO GOLD (USA), INC.

By:	/s/ Peter Drobeck

Name: Peter Drobeck
Title: Senior Vice President of Exploration and Business Development

EXHIBIT INDEX

Exhibit	Description

4.1	AuRico management information circular dated September 21, 2011 relating to AuRico’s special meeting of shareholders to be held on October 24, 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on September 23, 2011).

4.2	AuRico’s management information circular dated May 9, 2011 relating to AuRico’s annual and special meeting of shareholders held on June 9, 2011, as amended by the notice filed on May 26, 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on May 11, 2011).

4.3	AuRico’s AIF dated March 23, 2011 for the year ended December 31, 2010 (incorporated by reference from the Registrant’s Annual Report on Form 40-F filed with the SEC on March 23, 2011).

4.4	AuRico’s MD&A for the year ended December 31, 2010 (incorporated by reference from the Registrant’s Annual Report on Form 40-F filed with the SEC on March 23, 2011).

4.5	AuRico’s MD&A for the three- and six-month periods ended June 30, 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on August 11, 2011).

4.6	AuRico’s annual financial statements, together with the auditor’s report and the notes thereto, as at December 31, 2010 and 2009 for the years ended December 31, 2010 and 2009 (incorporated by reference from the Registrant’s Annual Report on Form 40-F filed with the SEC on March 23, 2011).

4.7	AuRico’s reconciliation with U.S. generally accepted accounting principles and the notes thereto, as at December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009 (incorporated by reference from the Registrant’s Annual Report on Form 40-F filed with the SEC on March 23, 2011);

4.8	AuRico’s unaudited interim consolidated financial statements for the three- and six-month periods ended June 30, 2011, together with the notes thereto (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on August 11, 2011).

4.9	AuRico’s material change report dated January 9, 2011 regarding the preliminary results from the Ocampo mine for the fourth quarter and 2010 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on January 10, 2011).

4.10	AuRico’s material change report dated February 22, 2011 announcing that the SEC declared effective AuRico’s Registration Statement on Form F-4 regarding the previously announced proposed merger with Capital Gold Corporation (“Capital Gold”) (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on February 23, 2011).

4.11	AuRico’s material change report dated February 22, 2011 providing an update on labour negotiations at the El Cubo mine located in Guanajuato State, Mexico (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on February 23, 2011).

4.12	AuRico’s material change report dated February 23, 2011 announcing the new El Cubo collective agreement and return to work (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on February 24, 2011).

Exhibit	Description

4.13	AuRico’s material change report dated February 28, 2011 reporting proven and probable reserves and measured and indicated resources as a result of 2010 exploration (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on March 1, 2011).

4.14	AuRico’s material change report dated March 7, 2011 reporting numerous new drill intercepts at the Guadalupe y Calvo project in southern Chihuahua State, Mexico (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on March 8, 2011).

4.15	AuRico’s material change report dated March 15, 2011 announcing that AuRico made a firm and final offer to Capital Gold of 0.5209 Common Shares and US$1.09 in cash for each share of Capital Gold (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on March 16, 2011).

4.16	AuRico’s material change report dated March 23, 2011 reporting financial results from the fourth quarter and year-ended December 31, 2010 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on March 23, 2011).

4.17	AuRico’s material change report dated April 6, 2011 reporting high-grade discovery at La Balleza Vein in the north-central portion of the Venus property (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on April 6, 2011).

4.18	AuRico’s material change report dated April 8, 2011 announcing the completion of the acquisition of Capital Gold (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on April 11, 2011).

4.19	AuRico’s material change report dated April 11, 2011 announcing record operating cash flow and net free cash flow at Ocampo during the first quarter of 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on April 12, 2011).

4.20	AuRico’s material change report dated May 5, 2011 announcing significant drill results at Ocampo (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on May 6, 2011).

4.21	AuRico’s material change report dated May 12, 2011 reporting first quarter financial results, including record operating cash flow and net free cash flow at Ocampo (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on May 12, 2011).

4.22	AuRico’s material change report dated May 16, 2011 announcing AuRico’s proposed name change from “Gammon Gold Inc.” to “AuRico Gold Inc.”, subject to shareholder approval (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on May 17, 2011).

4.23	AuRico’s material change report dated June 13, 2011 announcing that AuRico received shareholder approval for its corporate name change (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on June 13, 2011).

4.24	AuRico’s material change report dated July 12, 2011 reporting increased production profile, record operating cash flow and record net free cash for the second quarter of 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on July 13, 2011).

4.25	AuRico’s material change report dated July 21, 2011 announcing a positive revision to AuRico’s consolidated operation outlook for 2011 and a status update on progress at the El Chanate and El Cubo mines (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on July 21, 2011).

Exhibit	Description

4.26	AuRico’s material change report dated August 11, 2011 reporting financial results for the second quarter ended June 30, 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on August 11, 2011).

4.27	AuRico’s material change report dated August 29, 2011 announcing that AuRico entered into the Arrangement Agreement to acquire Northgate (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on August 30, 2011).

4.28	AuRico’s material change report dated September 8, 2011 announcing that AuRico called a special meeting of its shareholders to be held in Toronto, Ontario, Canada on October 14, 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on September 9, 2011).

4.29	AuRico’s material change report dated September 27, 2011 announcing that AuRico had entered into the Amending Agreement to supplement the Arrangement Agreement to acquire Northgate (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on September 27, 2011).

4.30	AuRico’s material change report dated October 13, 2011 reporting strong operational results with an increased cash position and gold equivalent production for the third quarter ended September 30, 2011 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on October 14, 2011).

4.31	AuRico’s business acquisition report dated June 22, 2011 regarding AuRico’s acquisition of all of the outstanding securities of Capital Gold (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on June 23, 2011).

4.32	Northgate’s management information circular dated September 21, 2011 relating to Northgate’s special meeting of shareholders to be held on October 24, 2011, and all documents incorporated by reference into the Northgate Circular, except for (i) the technical report entitled “Preliminary Economic Assessment of the Kemess Underground Project, British Columbia, Canada” dated July 22, 2011 prepared by AMC Mining Consultants Canada Pty Ltd (in accordance with the requirements of NI 43-101, of the Canadian Securities Administrators), and (ii) the technical report entitled “NI 43-101 Capital Gold Corporation; El Chanate Gold Mine; Sonora State, Mexico” dated November 27, 2009 prepared for Capital Gold by SRK Consulting (U.S.), Inc. (incorporated by reference from the Northgate’s Form 6-K, File No. 001-06138, furnished to the SEC on September 26, 2011).

4.33	Northgate’s Supplementary Note Entitled “Reconciliation to United States Generally Accepted Accounting Principles” for the years ended December 31, 2010 and 2009 and the Independent Auditors’ Report of Registered Public Accounting Firm on the consolidated balance sheet of Northgate Minerals Corporation as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended (incorporated by reference from Exhibit 99.4 and 99.5, respectively, to Northgate’s Annual Report on Form 40-F, File No. 001-06138, filed with the SEC on March 30, 2011).

4.34	AuRico’s unaudited pro forma reconciliation with U.S. generally accepted accounting principles and the notes thereto for the year ended December 31, 2010 (incorporated by reference from the Registrant’s Form 6-K furnished to the SEC on October 18, 2011).

5.1	Consent of Fasken Martineau DuMoulin LLP

5.2	Consent of KPMG LLP

5.3	Consent of KPMG LLP

5.4	Consent of Ramon Luis Espinoza

Exhibit	Description

5.5	Consent of Pincock, Allen & Holt

5.6	Consent of Glenn R. Clark & Associates, Limited

5.7	Consent of Glenn R. Clark

5.8	Consent of SRK Consulting (U.S.), Inc.

6.1	Powers of Attorney (contained in the signature page hereto).